AGREEMENT AND PLAN OF MERGER

by and among

MAXIM INTEGRATED PRODUCTS, INC.,

MIP TROPIC, INC.,

TERIDIAN SEMICONDUCTOR HOLDINGS CORPORATION,

GGC SERVICES HOLDCO, LLC,

and

TERIDIAN SEMICONDUCTOR CORPORATION

as of

April 9, 2010

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made as of April 9, 2010, by and among Maxim Integrated Products, Inc., a Delaware corporation (the "Purchaser"), MIP Tropic, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (the "Merger Sub"), Teridian Semiconductor Holdings Corporation, a Delaware corporation (the "Company"), GGC Services Holdco, LLC, not individually, but solely in its capacity as the representative of the Securityholders (the "Stockholder Representative") and Teridian Semiconductor Corporation, a California corporation, solely for purposes of Article 5 hereof (the "OpCo"). Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in Exhibit A.

WHEREAS, the respective boards of directors of the Purchaser, the Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that the Purchaser and the Company consummate the business combination and other transactions contemplated by this Agreement; and

WHEREAS, the respective boards of directors of the Merger Sub and the Company have authorized and approved the merger of the Merger Sub with and into the Company in accordance with the provisions of this Agreement.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1
THE MERGER

1.1   The Merger. In accordance with the provisions of this Agreement, at the Effective Time, the Merger Sub will be merged (the "Merger") with and into the Company in accordance with the provisions of the Delaware General Corporation Law ("DGCL"). Following the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of the Purchaser (the "Surviving Corporation"), and the separate corporate existence of the Merger Sub will cease.

1.2   Closing; Effective Time and Actions at the Closing. The consummation of the Merger and the other transactions contemplated by this Agreement (the "Closing") will take place at the offices of Baker & McKenzie LLP, 660 Hansen Way, Palo Alto, California at a time and date to be specified by the parties, which will be no later than the third Business Day after the satisfaction or waiver of the conditions, set forth in Article 6 (except for those conditions which in accordance with their terms will be satisfied on the Closing Date), or at such other time, date and location as the Purchaser and the Company may agree in writing (the "Closing Date"). On the Closing Date, and upon the terms and subject to the conditions of this Agreement:

(a)   Effective Time. The Merger will be consummated by the filing of a certificate of merger in substantially the form attached hereto as Exhibit H with the Secretary of State of the State of Delaware in accordance with Section 251(c) of the DGCL (the "Filing"). The time that the Merger becomes effective in accordance with Sections 103 and 251 of the DGCL is referred to in this Agreement as the "Effective Time."

(b)   General Deliveries. The parties will deliver or cause to be delivered the various certificates, instruments and documents referred to in Article 6.

(c)   Escrow Agreement and Exchange Agent Agreement.

(i)   The Purchaser, the Stockholder Representative and Deutsche Bank National Trust Company (the "Escrow and Exchange Agent") will execute and deliver (A) the Escrow Agreement in the form attached hereto as Exhibit B (the "Escrow Agreement") and (B) the Exchange Agent Agreement in the form attached hereto as Exhibit C (the "Exchange Agent Agreement").

(ii)   No later than one Business Day prior to the Closing Date, the Purchaser will deposit with the Escrow and Exchange Agent via wire transfer of immediately available funds an amount equal to the sum of the aggregate amount of the Net Merger Consideration to be paid to the Securityholders pursuant to Section 2.1 and Section 2.2 at the Closing, minus (A) the aggregate amount of the Option Payments, (B) the Stockholder Loan Repayment amounts, (C) the Holdback Fund and (D) the Stockholder Rep Expense Fund (the "Closing Payment"), subject to the other specific requirements of Article 2. Such Closing Payment will be held by the Escrow and Exchange Agent in trust in a separate account under the Exchange Agent Agreement (the "Exchange Fund") for disbursement as set forth in Section 1.2(d) and Article 2.

(iii)   The Purchaser will establish a separate account with the Escrow and Exchange Agent to hold the Holdback Amount (the "Holdback Fund") under the Escrow Agreement in trust, which amount will be payable to the Securityholders less (i) any amounts owed to the Purchaser with respect to any adjustments pursuant to Section 2.8 and (ii) any pending or paid indemnification claims asserted pursuant to Article 9, in accordance with the terms of this Agreement. The Holdback Fund will be deemed to have been withheld from each Securityholder in proportion to the Net Merger Consideration otherwise allocable to them. The adoption of this Agreement and approval of the Merger by the Stockholders will thereby constitute approval of the Holdback Fund, the Escrow Agreement, the Exchange Agent Agreement, the appointment of the Stockholder Representative and the Stockholder Rep Expense Fund.

(d)   Payment to Securityholders. After the Effective Time, following receipt by the Escrow and Exchange Agent of the Closing Payment into the Exchange Fund, the Escrow and Exchange Agent will pay to the Securityholders the applicable portion of the Merger Consideration in accordance with Article 2 and other applicable provisions of this Agreement and the Exchange Agent Agreement.

1.3   Effects of the Merger. The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, as of the Effective Time, all properties, rights, privileges, powers and franchises of the Company and the Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub will become debts, liabilities and duties of the Surviving Corporation.

1.4   Certificate of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the certificate of incorporation and the bylaws of the Merger Sub will be amended and restated to change the name of the Merger Sub to "Teridian Semiconductor Holdings Corporation," and, thereupon, the certificate of incorporation and the bylaws of the Merger Sub, as so amended and restated, will be the certificate of incorporation and the bylaws of the Surviving Corporation.

1.5   Directors. The directors of the Merger Sub at the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and the bylaws of the Surviving Corporation or as otherwise provided by Law.

1.6   Officers. The officers of the Merger Sub at the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

ARTICLE 2
EFFECT OF MERGER; EXCHANGE PROCEDURES

2.1   Merger Consideration.

(a)   For the purposes hereof, the following definitions will apply:

(i)   "Class L Per Share Preference Amount" means the amount of Net Merger Consideration allocable to each Stockholder per share of Class L Common Stock held by it, him or her as of immediately prior to the Effective Time, taking into account all applicable deductions, additions and expenses pursuant to and under this Agreement and the transactions contemplated hereby (including reductions arising out of applicable adjustments), in an amount sufficient to pay and deliver in full on such Class L Common Stock share its pro rata portion of "Unpaid Yield" and "Unreturned Original Cost," as such terms are defined in the Company's certificate of incorporation in effect immediately prior to the Effective Time.

(ii)   "Holdback Amount" means an amount equal to 7.5% of the Net Merger Consideration.

(iii)   "Merger Consideration" means $315,000,000.

(iv)   "Net Merger Consideration" means the Merger Consideration, plus the aggregate exercise price of all outstanding Options, plus the Stockholder Loan Repayment amounts, plus or minus the applicable adjustments, as the case may be, pursuant to Section 2.7, plus Cash.

(v)   "Outstanding Company Shares" means the sum of (a) the number of shares of Class A Common Stock, (b) the number of shares of Class L Common Stock and (c) the aggregate shares attainable upon exercise of Converted Options, in each case issued and/or outstanding, as the case may be, as of the Effective Time.

(vi)   "Per Share Holdback Amount" means the Holdback Fund divided by the Outstanding Company Shares.

(vii)   "Stockholder Loan Repayment" means the aggregate repayment for amounts owed to the Company by any Stockholder.

(b)   Conversion/Treatment of Company Capital Stock.

(i)   Preference. For purposes of calculating the amount to be paid to each Stockholder holding a share of Class L Common Stock at the Effective Time, each share of Class L Common Stock will be converted into the right to receive a portion of the aggregate Net Merger Consideration in an amount equal to the Class L Per Share Preference Amount. After the Class L Per Share Preference Amount has been paid in full, the Stockholders holding Outstanding

3

Company Shares will be entitled to receive a portion of the aggregate Net Merger Consideration as described in clause (ii) below and as set forth on the Final Merger Consideration Allocation Schedule.

(ii)   Class A Common Stock and Class L Common Stock. For purposes of calculating the amount to be paid to each Stockholder holding an Outstanding Company Share at the Effective Time, taking into account the Option Payments, all applicable deductions, additions and expenses pursuant to and under this Agreement and the transactions contemplated hereby (including reductions arising out of applicable adjustments), and following the payment in full of the aggregate Class L Per Share Preference Amount, each Outstanding Company Share will be converted into the right to receive its pro rata portion of the aggregate Net Merger Consideration pursuant to and in accordance with the Final Merger Consideration Allocation Schedule. In all cases the amount to be paid to each holder of Outstanding Company Share for each share held by it, him or her will be rounded down to the nearest whole cent. All Outstanding Company Shares, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each Stockholder holding a certificate representing such Outstanding Company Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration represented by such certificate in accordance with this Article 2.

(iii)   Treasury Stock. Each share of Company Capital Stock that is owned by the Company immediately prior to the Effective Time will as of the Effective Time automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(iv)   Generally. All Outstanding Company Shares, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each Stockholder holding a certificate representing such Outstanding Company Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration represented by such certificate in accordance with this Article 2.

(v)   Closing Payment. In accordance with the provisions of this Agreement, contemporaneous with the Filing and at the Effective Time, the Purchaser will pay or cause to be paid by wire transfer of immediately available funds, if applicable, (A) the Closing Payment to the Escrow and Exchange Agent, (B) the Holdback Amount to the Escrow and Exchange Agent, (C) the Stockholder Rep Expense Fund to the Stockholder Representative, (D) the Closing Indebtedness (to the extent not paid by the Company prior to the Closing) to the third parties to whom such amounts are owed and (E) the Closing Expenses to the professional advisors who have provided an invoice therefor, which allocations in the cases of (D) and (E) will be as indicated on a schedule or schedules delivered by the Company to the Purchaser no later than two Business Days prior to the Effective Time; provided, however, that to the extent that a Stockholder will have delivered (1) the Transmittal Documentation to the Escrow and Exchange Agent prior to the Closing Date, that portion of the Merger Consideration payable to such Stockholder will be paid by the Escrow and Exchange Agent to such Stockholder at the Closing out of the Exchange Fund pursuant to the terms of the Exchange Agent Agreement.

(c)   Conversion of Merger Sub Capital Stock. As of the Effective Time, each issued and outstanding share of capital stock of the Merger Sub will be converted into one validly issued, fully-paid and non-assessable share of common stock, $0.001 par value, of the Surviving Corporation.

2.2   Options and Other Rights to Acquire Company Capital Stock.

(a)   At the Closing, each outstanding Option, whether or not then vested, will, by virtue of the Closing and without further action on the part of the holder thereof, be cancelled and each outstanding, in-the-money Option that was vested immediately prior to the Closing ("Converted Options") will be converted into the right to receive an amount in cash ("Option Payments") equal to the amount attributable thereto as calculated pursuant to the formula set forth on the options payments schedule prepared by the Company and as set forth on the Final Merger Consideration Allocation Schedule.

(b)   In accordance with the provisions of this Agreement, at the Effective Time, the Purchaser will pay or cause to be paid, on behalf of the Company, the Option Payments to the holders of Options entitled to receive Option Payments pursuant to Section 2.2(a), provided that the payment of any amount payable pursuant to Section 2.2(a) will be (i) subject to any required withholding taxes and will be paid without interest, and (ii) subject to all restrictions on delivery (including without limitation withholding a portion of such amount and depositing such amount into the Holdback Fund based on the number of Outstanding Company Shares that would have been issued upon proper exercise of such Options before the Closing Date) that are placed on the Merger Consideration delivered to holders of Outstanding Company Shares outstanding prior to the Closing Date.

(c)   Subject to subsection (a) and (b) hereof, the Company will take actions, if any, reasonably necessary to ensure that (i) at the Effective Time, all options, warrants, securities convertible into Company Capital Stock and other rights to purchase or otherwise acquire Company Capital Stock will be cancelled and the Stock Option Plan will be terminated, provided that any such termination will comply with the provisions of Code Section 409A where applicable, (ii) at the Effective Time, no Person other than the holders of the Outstanding Company Shares will have any right, title or interest in or to the ownership of the Company or the Surviving Corporation, (iii) the holders of Outstanding Company Shares and options, warrants or other rights to purchase the Company Capital Stock will, on and after the Closing, have no right, title or interest in or to the Company, the Surviving Corporation or any securities of the Company or the Surviving Corporation (other than the right to receive the Merger Consideration as expressly provided herein), and (iv) no Person holding any securities of the Company will have any right to acquire any securities of the Purchaser, the Merger Sub or the Surviving Corporation by virtue of any such securities of the Company or any act or omission of the Company or its agents.

2.3   Carve-Out Plan. Prior to the Closing, (a) the Company will establish a program for certain of its employees (the "Employee Carve-Out Plan") which will set aside out of the Net Merger Consideration an amount equal to an aggregate of $5,000,000 (the "Carve-Out Funds"), and (b) the Purchaser, the Company and the Stockholder Representative will consult with one another and cooperate in good faith as to the final form and content of the Employee Carve-Out Plan. Notwithstanding the foregoing, at the Closing, the Carve-out Funds will be available for distribution as described in Section 2.3 of the Company Disclosure Schedule, upon the terms and subject to the limitations as may be set forth therein.

2.4   Exchange.

(a)   Exchange Procedures. The following exchange procedures will govern the exchange of the Outstanding Company Shares, Options and Warrants at or following the Effective Time:

(i)   Attached hereto as Exhibit D-1 is a preliminary merger consideration allocation schedule prepared by the Company (the "Preliminary Merger Consideration Allocation Schedule") which sets forth the preliminary allocation of proceeds among the Securityholders.

The Company expressly acknowledges that (A) the Preliminary Merger Consideration Allocation Schedule sets forth the contemplated allocation of the Merger Consideration and other payments payable in accordance with this Article 2, (B) such allocation (as may be adjusted pursuant hereto) is not inconsistent with the Company's certificate of incorporation or any other agreements entered into by or among the Company and the Stockholders, as in effect immediately prior to the Effective Time, and (C) the allocations set forth on the Preliminary Merger Consideration Allocation Schedule as well as the aggregate Merger Consideration payable to the Stockholders as reflected therein will in all cases be subject to adjustment in accordance with the provisions hereof including, without limitation, Sections 2.7 and 2.8 hereof.

(ii)   No later than two Business Days prior to the Closing, the Company will deliver to the Purchaser a spreadsheet setting forth (A) the name and address of each Securityholder as of the Closing Date, (B) the number of shares and stock certificate numbers of Outstanding Company Shares, and to the extent applicable, the aggregate number of shares of Converted Options and the corresponding Option Payment related thereto, held by such Securityholder, (C) the portion of the Net Merger Consideration and the Closing Payment payable to such Securityholder in accordance with the provisions hereof as of the Closing Date on a gross basis and, with respect to any portion of the Closing Payment payable to employees or former employees of the Company, net of withholding basis, (D) each Securityholder's proportional interest in the Holdback Fund, and (E) each eligible Securityholder's proportional interest in the Employee Carve-Out Plan pursuant to Section 2.3 hereof, net of withholding (such spreadsheet, the "Final Merger Consideration Allocation Schedule"). Upon receipt by the Purchaser and approval thereof (which will not be unreasonably withheld, conditioned or delayed), the Final Merger Consideration Allocation Schedule will be appended to this Agreement as Exhibit D-2 hereto and appended as an appropriately numbered exhibit to the Escrow Agreement and Exchange Agent Agreement (and the Preliminary Merger Consideration Allocation Schedule for all purposes will have no further force or effect). In the event of any inconsistency or conflict between the provisions of this Article 2 with respect to any portion of the Net Merger Consideration payable to any Securityholder, the Final Merger Consideration Allocation Schedule will prevail.

(iii)   At the Effective Time, with reference to Section 1.2(c) the Purchaser will deliver by wire transfer of immediately available funds, to the Exchange Fund for the benefit of the Stockholders that do not receive payment of a portion of the Closing Payment pursuant to Section 2.1(b)(v), cash in an aggregate amount equal to the Closing Payment (minus any amounts that would be payable in respect of Dissenting Shares and amounts paid pursuant to Section 2.1(b)(v)). The Exchange Agent will make the payments after the Effective Time provided for in Sections 2.1 and 2.2 of this Agreement out of the Exchange Fund in accordance with the Exchange Agent Agreement.

(iv)   Prior to the Effective Time, the Company, Purchaser and the Exchange Agent will cooperate to deliver or mail to each Stockholder at least five Business Days prior to the Closing Date a letter of transmittal and instructions in the form attached to the Exchange Agent Agreement (the "Transmittal Letter") for use in surrendering certificates evidencing such Stockholder's Outstanding Company Shares and receiving the consideration to which such Stockholder will be entitled pursuant to the provisions hereof, and if the Exchange Agent (or the Company, on its behalf) receives prior to the Closing Date such duly executed Transmittal Letter and a certificate or certificates that immediately prior to the Effective Time represented any Outstanding Company Shares (a "Certificate") (or an effective affidavit of loss required by Section 2.4(b)) (collectively, the "Transmittal Documentation"), it will pay such Stockholder its portion of the Merger Consideration on the Closing Date contemporaneous with the Closing in accordance with the terms of the Exchange Agent Agreement.

(v)   Upon delivery to the Escrow and Exchange Agent after the Effective Time of the Transmittal Documentation, no later than three Business Days after such receipt, the Escrow and Exchange Agent will pay the applicable Stockholder, in accordance with the terms of the Exchange Agent Agreement, such allocable portion of the Merger Consideration as it has the right to receive pursuant to the provisions of this Article 2, all as set forth in the Final Merger Consideration Allocation Schedule, subject to any required Tax withholding, and upon such payment the surrendered Certificate will immediately be cancelled.

(vi)   Until surrendered in accordance with the immediately preceding clauses, each Certificate (other than stock certificates representing Dissenting Shares or shares of Company Capital Stock owned by the Company) will represent solely the right to receive the relevant portion of the aggregate Merger Consideration relating thereto out of the Exchange Fund (and out of the Escrow Fund, if applicable). No interest or dividends will be paid or accrued on any portion of the Merger Consideration. If all or any portion of any merger consideration is to be delivered to any Person other than the Person in whose name the stock certificate formerly representing shares of Outstanding Company Stock surrendered therefore is registered, it will be a condition to such right to receive such merger consideration that the stock certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person surrendering such stock certificates will pay to the Escrow and Exchange Agent (or the Company, as applicable) any transfer or other Taxes and expenses required by reason of the payment of such merger consideration to a Person other than the registered holder of the stock certificate surrendered, or will establish to the satisfaction of the Escrow and Exchange Agent (and the Company, if applicable) that such Tax has been paid or is not applicable.

(b)   Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Escrow and Exchange Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration in respect thereof, require the owner of such lost, stolen or destroyed Certificate (i) to provide an affidavit of such loss, theft or destruction in a form reasonably satisfactory to the Escrow and Exchange Agent and any additional documentation reasonably requested by the Escrow and Exchange Agent, (ii) to indemnify and hold harmless the Purchaser Indemnified Parties and the Surviving Corporation from and against any claim that may be made against them with respect to the Certificates alleged to have been lost, stolen or destroyed and (iii) to provide a sufficient indemnity bond in form, substance and amount satisfactory to the Escrow and Exchange Agent.

(c)   Dissenting Shares. The provisions of this Section 2.4 will also apply to Dissenting Shares that lose their status as such, except that the obligations of the Purchaser under this Section 2.4 will commence on the date of loss of such status and the holder of such shares will be entitled to receive in exchange for such shares the Merger Consideration to which such holder is entitled pursuant to Section 2.1.

(d)   No Further Ownership Rights in Company Capital Stock. Any Merger Consideration, payments paid or issued upon the surrender of Certificates in accordance with the terms hereof will be deemed to be in full satisfaction of all rights pertaining to such Certificates and there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.

(e)   Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed on the date that is 180 days after the Effective Time (other than such portions as may correspond to Dissenting Shares) will be delivered to the Purchaser, and any holder of a Certificate who has not previously complied with this Section 2.3 (other than a holder of Dissenting Shares) will be entitled to receive, upon demand, only from the Purchaser, payment of its claim for the Merger Consideration, without interest.

2.5   Escheat. None of the Purchaser, the Escrow and Exchange Agent or the Surviving Corporation will be liable to any former holder of Company Capital Stock for any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. In the event any Certificate has not been surrendered for exchange prior to the second anniversary of the Closing Date, or prior to such earlier date as of which such Certificate or the Merger Consideration payable upon the surrender thereof would otherwise escheat to or become the property of any Governmental Authority, then the Merger Consideration otherwise payable upon the surrender of such Certificate will, to the extent permitted by applicable Law, become the property of the Securityholders (payable to them by the Escrow and Exchange Agent in accordance with their respective allocable portions of the Merger Consideration, as set forth in the Final Merger Consideration Allocation Schedule), free and clear of all rights, interests and adverse claims of any person.

2.6   Dissenter's Rights. Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a holder who has properly exercised the holder's appraisal rights in accordance with Section 262 of the DGCL or any successor provision ("Dissenting Shares") will not be converted into, or represent the right to receive, the Merger Consideration, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses his right to appraisal, then such Dissenting Shares will thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder is entitled, without interest or dividends thereon, upon the surrender of the Certificate(s) which formerly represented such Dissenting Shares, in the manner provided in Section 2.4. The Company will give the Stockholder Representative and Purchaser prompt notice of any demands received by the Company for appraisal of shares of Company Capital Stock, attempted withdrawals of such demands and any other instrument served pursuant to the DGCL and received by the Company relating to Stockholders' rights of appraisal, and all negotiations and proceedings with respect to demands for appraisal under the DGCL will be subject to the requirements of Section 9.4 below as though the Stockholder Representative were the Indemnifying Party pursuant thereto. No party will make any payment with respect to, or settle or offer to settle, any such demand for payment, except with the prior written consent of the Stockholder Representative, which consent will not be withheld, conditioned or delayed unreasonably.

2.7   Pre-Closing Adjustment to Merger Consideration.

(a)   Estimated Closing Balance Sheet. No later than two Business Days prior to the Closing Date, the Company will prepare and deliver to the Purchaser an unaudited consolidated balance sheet (the "Estimated Closing Balance Sheet") as of a date within three Business Days prior to the Closing Date. The Estimated Closing Balance Sheet will be prepared in accordance with the formula and GAAP standards and classifications, applied in a manner consistent with the accounting principles used for the preparation of the Financial Statements (the "Company Accounting Principles") set forth on the working capital schedule prepared by the Company and attached hereto as Exhibit I (the "Working Capital Schedule"), and will be accompanied by a certificate based on such Estimated Closing Balance Sheet setting forth the Company's itemized good faith calculation of (A) the Closing Working Capital, (B) the Closing Indebtedness, (C) the Closing Expenses (along with, in the case of clauses (B) and (C), reasonable identification of each creditor to whom such amounts are owed), and (D) the amount of the adjustment(s), if any, calculated in accordance with Section 2.7(b) hereof (the "Estimated Closing Balance Sheet Certificate").

      (b)   Adjustment.

      (i)   Estimated Closing Working Capital. If the Closing Working Capital stated in the Estimated Closing Balance Sheet Certificate (the "Estimated Closing Working Capital") is less than the Collar Low Mark, the Merger Consideration payable as of the Closing will be reduced by an amount equal to the positive difference between such Estimated Closing Working Capital and the Target Working Capital. If the Estimated Closing Working Capital is greater than the Collar High Mark, the Merger Consideration payable as of the Closing will be increased by an amount equal to the positive difference between such Estimated Closing Working Capital and the Target Working Capital. In the event the Estimated Closing Working Capital neither exceeds the Collar High Mark nor is less than the Collar Low Mark, there will be no adjustment to the Merger Consideration payable as of the Closing arising out of the calculation of Closing Working Capital.

      (ii)   Estimated Closing Indebtedness. If the Closing Indebtedness stated in the Estimated Closing Balance Sheet Certificate (the "Estimated Closing Indebtedness") is greater than zero, the Merger Consideration payable as of the Closing will be reduced by an amount equal to the Closing Indebtedness (and such amount of Estimated Closing Indebtedness will be diverted from the Merger Consideration to the payment at Closing of Closing Indebtedness pursuant to Section 2.1(b)(v)).

      (iii)   Closing Expenses. The Merger Consideration payable as of the Closing will be reduced by an amount equal to the Closing Expenses as set forth in the Estimated Closing Balance Sheet Certificate (the "Estimated Closing Expenses") (and such amount of Estimated Closing Expenses will be diverted from the Merger Consideration to the payment at Closing of such Closing Expenses pursuant to Section 2.1(b)(v)).

      2.8   Post-Closing Adjustment.

      (a)   As soon as commercially practicable but in no event later than 90 days after the Closing Date, the Purchaser will in good faith prepare and deliver to the Stockholder Representative (with contemporaneous delivery to the Escrow and Exchange Agent in the event the Purchaser claims that it is entitled to payment pursuant to Section 2.8(f)) written notice (the "Adjustment Notice") containing (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the "Closing Balance Sheet"), (ii) the Purchaser's good faith calculation of Closing Working Capital (the "Final Closing Working Capital"), Closing Indebtedness (the "Final Closing Indebtedness") and Closing Expenses (the "Final Closing Expenses") based on the Closing Balance Sheet, and (iii) the Purchaser's good faith calculation of the amount of any payments required pursuant to Section 2.8(f) (the "Adjustment Calculation"). The Closing Balance Sheet will be prepared in accordance with the Company Accounting Principles.

      (b)   Within 30 days after delivery of the Adjustment Notice, the Stockholder Representative will deliver to the Purchaser (with contemporaneous delivery to the Escrow and Exchange Agent if the Purchaser claims in the Adjustment Notice that it is entitled to payment pursuant to Section 2.8(f)) a written response in which the Stockholder Representative will either:

      (i)   agree in writing with the Adjustment Calculation, in which case such calculation will be final and binding on the parties for purposes of Section 2.8(f); or

(ii)   dispute the Adjustment Calculation by delivering to the Purchaser a written notice (a "Dispute Notice") setting forth in reasonable detail the good faith basis for each such disputed item.

(c)   If the Stockholder Representative fails to take either of the foregoing actions within 30 days after delivery of the Adjustment Notice, then the Securityholders will be deemed to have irrevocably accepted the Adjustment Calculation, in which case, the Adjustment Calculation will be final and binding on the parties for purposes of Section 2.8(f).

(d)   If the Stockholder Representative timely delivers a Dispute Notice to the Purchaser, then the Purchaser and the Stockholder Representative will attempt in good faith, for a period of 30 days, to agree on the Adjustment Calculation for purposes of Section 2.8(f). Until the final determination of the purchase price adjustments accordance with this Section 2.8, the Stockholder Representative and its agents will be provided with such reasonable access to the financial books and records of the Company and the Surviving Corporation during regular business hours and such other good faith, reasonable cooperation from Purchaser as it may reasonably request to enable it to review and evaluate the Purchaser's preparation of the Closing Balance Sheet and Purchaser's determination of Final Closing Working Capital, Final Closing Indebtedness and Final Closing Expenses, and to prepare and respond to the Adjustment Notice and the Adjustment Calculation. Any written resolution by the Purchaser and the Stockholder Representative during such 30-day period as to any disputed items will be final and binding on the parties for purposes of Section 2.8(f). If the Purchaser and the Stockholder Representative do not resolve all disputed items by the end of 30 days after the date of delivery of the Dispute Notice, then the Purchaser and the Stockholder Representative will submit for resolution the remaining items in dispute to KPMG, or if KPMG is unable or unwilling to be engaged (or if a party reasonably determines that KPMG does not at such time have the necessary independence to deliver a fair resolution), then a mutually agreeable independent accounting firm of recognized standing, which firm is not the regular auditing firm of the Purchaser or the Company. If the Purchaser and the Stockholder Representative are unable to jointly select such independent accounting firm within 10 days after such 30-day period, the Purchaser, on the one hand, and the Stockholder Representative, on the other hand, will each select an independent accounting firm of recognized standing and each such selected accounting firm will promptly select a third independent accounting firm of recognized national or regional standing, which firm is not the regular auditing firm of the Purchaser or the Company; provided, however, that if either the Purchaser, on the one hand, or the Stockholder Representative, on the other hand, fail to select such independent accounting firm during this 10-day period, then the parties agree that the independent accounting firm selected by the other party will be the independent accounting firm selected by the parties for purposes of this Section 2.8 (such selected independent accounting firm, whether pursuant to this sentence or the preceding sentence, the "Independent Accounting Firm"). The Purchaser and the Stockholder Representative will instruct the Independent Accounting Firm to render its determination with respect to the items in dispute in a written report that specifies the conclusions of the Independent Accounting Firm as to each item in dispute and the resulting Adjustment Calculation, it being understood and agreed that the Independent Accounting Firm will evaluate and determine the Closing Balance Sheet in accordance with the Company Accounting Principles. The Purchaser and the Stockholder Representative will each use commercially reasonable efforts to cause the Independent Accounting Firm to render its determination within 30 days after referral of the items to such firm or as soon thereafter as reasonably practicable. The Independent Accounting Firm's determination of the Adjustment Calculation (including the Final Closing Working Capital in accordance with the Company Accounting Principles) as set forth in its report will be final and binding on the parties for purposes of Section 2.8(f). The parties will revise and agree upon the Closing Balance Sheet and the calculation of Final Closing Working Capital, Final Closing Indebtedness and Final Closing Expenses as appropriate to reflect the resolution of the issues in dispute pursuant to this Section 2.8(d) and the Purchaser will provide instructions to the Escrow and Exchange Agent consistent with such resolution. The fees and expenses of the Independent

Accounting Firm will be shared by the Purchaser and the Securityholders in inverse proportion to the relative amounts of the disputed amount determined to be for the account of the Purchaser and the Securityholders, respectively, and the Securityholders' portion of such cost will be paid pursuant to Section 2.8(f) below.

(e)   For purposes of complying with this Section 2.8, the Purchaser and the Stockholder Representative will furnish to each other and to the Independent Accounting Firm such work papers and other documents and information relating to the disputed issues as the Independent Accounting Firm may request and are available to that party (or its independent public accountants) and will be afforded the opportunity to present to the Independent Accounting Firm any material related to the disputed items and to discuss the items with the Independent Accounting Firm. Each of the Purchaser and the Stockholder Representative may require that the Independent Accounting Firm enter into a customary and reasonable form of confidentiality agreement with respect to the work papers and other documents and information regarding the Company provided to the Independent Accounting Firm pursuant to this Section 2.8.

(f)   Following the final determination of each of Final Working Capital, Final Closing Indebtedness and Final Closing Expenses pursuant to this Section 2.8, the Purchaser and the Securityholders will be entitled to recover as follows:

(i)   In the event that the Estimated Closing Working Capital was less than the Collar Low Mark, then the following will apply:

(A)   if the Final Closing Working Capital is less than the Estimated Closing Working Capital, then the Purchaser will be entitled to recover an amount equal to the positive difference between Estimated Closing Working Capital and the Final Closing Working Capital; and

(B)   if the Final Closing Working Capital is greater than the Estimated Closing Working Capital, then the Securityholders will be entitled to recover as follows:

(x)   if the Final Closing Working Capital is less than the Collar Low Mark, an amount equal to the positive difference between such Final Closing Working Capital and the Estimated Closing Working Capital;

(y)   if the Final Closing Working Capital is not less than the Collar Low Mark and not greater than the Collar High Mark, the full amount by which the Merger Consideration payable as of the Closing was reduced at Closing pursuant to Section 2.7(b)(i); and

(z)   if the Final Closing Working Capital is greater than the Collar High Mark, the sum of (1) the full amount by which the Merger Consideration payable as of the Closing was reduced at Closing pursuant to Section 2.7(b)(i) and (2) an amount equal to the positive difference between such Final Closing Working Capital and the Target Working Capital.

(ii)   In the event that the Estimated Closing Working Capital was greater than the Collar High Mark, then the following will apply:

(A)   if the Final Closing Working Capital is greater than the Estimated Closing Working Capital, then the Securityholders will be entitled to recover an amount equal to the positive difference between Estimated Closing Working Capital and the Final Closing Working Capital; and

(B)   if the Final Closing Working Capital is less than the Estimated Closing Working Capital, then the Purchaser will be entitled to recover as follows:

(x)   if the Final Closing Working Capital is greater than the Collar High Mark, an amount equal to the positive difference between such Final Closing Working Capital and the Estimated Closing Working Capital;

(y)   if the Final Closing Working Capital is not greater than the Collar High Mark and not less than the Collar Low Mark, the full amount by which the Merger Consideration payable as of the Closing was increased at Closing pursuant to Section 2.7(b)(i); and

(z)   if the Final Closing Working Capital is less than the Collar Low Mark, the sum of (1) the full amount by which the Merger Consideration payable as of the Closing was increased at Closing pursuant to Section 2.7(b)(i) and (2) an amount equal to the positive difference between such Final Closing Working Capital and the Target Working Capital.

(iii)   In the event that the Estimated Closing Working Capital was greater than the Collar Low Mark and less than the Collar High Mark, then the following will apply:

(A)   if the Final Closing Working Capital is less than the Collar Low Mark, then Purchaser will be entitled to recover an amount equal to the positive difference between Target Working Capital and such Final Closing Working Capital;

(B)   if the Final Closing Working Capital is greater than the Collar High Mark, then the Securityholders will be entitled to recover an amount equal to the positive difference between Target Working Capital and such Final Closing Working Capital; and

(C)   if the Final Closing Working Capital is not less than the Collar Low Mark and not greater than the Collar High Mark, no adjustment will be made hereunder.

(iv)   if the Final Closing Indebtedness is greater than the Estimated Closing Indebtedness, then the Purchaser will be entitled to recover an amount equal to such positive difference;

(v)   if the Final Closing Indebtedness is less than the Estimated Closing Indebtedness, then the Securityholders will be entitled to recover an amount equal to such positive difference;

(vi)   if the Final Closing Expenses is greater than the Estimated Closing Expenses, then the Purchaser will be entitled to recover an amount equal to such positive difference; and

(vii)   if the Final Closing Expenses is less than the Estimated Closing Expenses, then the Securityholders will be entitled to recover an amount equal to such positive difference.

Any recovery pursuant to this Section 2.8(f) will include interest thereon (calculated based on the actual number of days elapsed in a year consisting of 365 days) from the Closing Date through and including the date of such payment at a rate per annum equal to the Prime Rate as published in *The Wall Street Journal Western Edition* and in effect on the date of such payment. In the event of an adjustment pursuant to this Section 2.8(f), the Purchaser and Stockholder Representative will prepare a joint written instruction to the Escrow and Exchange Agent in respect thereof, after taking due account of the cost of the Independent Accounting Firms' review and report (if any) pursuant to and in accordance with the final sentence of Section 2.8(d). If such adjustment is in favor of the Purchaser, then the Purchaser will be entitled to recover such amount from the Holdback Fund in accordance with the provisions hereof. If such adjustment is in favor of the Securityholders, then the Purchaser will promptly (and in no event later than two Business Days following such determination) pay to the Escrow and Exchange Agent (on behalf of, and for prompt distribution by the Escrow and Exchange Agent in accordance with the Exchange Agreement to, the Securityholders) an amount equal to such adjustment.

(g)   The purpose of this Section 2.8 is to determine the final Merger Consideration to be paid by the Purchaser under this Agreement. Accordingly, any adjustment pursuant hereto will neither be deemed to be an indemnification pursuant to Article 9, nor preclude the Purchaser from exercising any indemnification rights pursuant to Article 9 hereof, subject to Section 9.9(d). Any payment made pursuant to this Section 2.8 will be treated by the parties for all purposes as an increase or decrease in the Merger Consideration, as the case may be, and will not be subject to offset for any reason.

2.9   Release of Holdback Fund. The Holdback Fund may be reduced from time to time in accordance with the provisions of Article 9 of this Agreement. The balance of the Holdback Fund will be paid and automatically released by the Escrow and Exchange Agent upon the date that is 12 months after the Closing Date (the "Holdback Release Date") pursuant to, and in accordance with, this Agreement and the Escrow Agreement, to the Securityholders (to be distributed in accordance with the Final Merger Consideration Allocation Schedule). To the extent that on the Holdback Release Date any amount has been reserved and withheld from distribution from the Holdback Fund on account of an unresolved claim for indemnification and, subsequent to the Holdback Release Date, such claim is resolved, the parties will promptly direct the Escrow and Exchange Agent to release (i) to the Purchaser Indemnified Party the amount of Losses, if any, due in respect of such claim as finally determined, and (ii) to the Securityholders (to be distributed in accordance with the Escrow Agreement), an amount equal to the excess, if any, of the amount theretofore reserved and withheld from distribution at the Holdback Release Date in respect of such claim over the payment, if any, made pursuant to the foregoing clause (i).

2.10   Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is required by this Agreement to be taken to vest the Surviving Corporation with full right, title and possession to, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Company will, and are hereby authorized to, take such action as may be reasonably requested by the Purchaser to the extent lawful and reasonably practicable.

2.11   Taxes. Notwithstanding any other provision of this Agreement, each of the Purchaser, the Company, the Escrow and Exchange Agent and the Stockholder Representative will have the right to withhold all Taxes from payments to be made by it hereunder (including without limitation any payments in connection with the Escrow Agreement and the Exchange Agent Agreement) if such withholding is required by law, and to collect Forms W-8 or W-9 or other forms from the Stockholders to the extent required by any applicable Law.


ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY


The Company represents and warrants to the Purchaser and the Merger Sub that as of the date of this Agreement and as of the Closing Date the statements set forth in this Article 3 are true and correct, except as set forth in the disclosure schedule attached hereto as Exhibit E (subject in all cases to Section 11.8, the "Company Disclosure Schedule") (and except that those representations and warranties that are made as of a specific date are only true and correct as of such date). Unless the context requires otherwise, for purposes of Section 3.3, Section 3.5 and Sections 3.7 through 3.28, references to the "Company" will be deemed to include the Company's Subsidiaries.

3.1 Corporate Matters.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted. The Company is duly qualified or licensed to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensure necessary except to the extent failure to be so qualified and licensed would not result in a Material Adverse Change.

(b) The OpCo is a corporation duly organized, validly existing and in good standing under the Laws of the state of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted. The OpCo is duly qualified or licensed to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensure necessary except to the extent failure to be so qualified and licensed would not result in a Material Adverse Change.

(c) The Company does not own or control directly or indirectly any equity, participation or similar interest in any other corporation, partnership, limited liability company, joint venture, trust, or other business association which is not a Subsidiary. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of the Subsidiaries that are held of record or owned beneficially by the Company are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and applicable Law), claims, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary. Since April 8, 2005, no Subsidiary of the Company has filed an election to change its default classification for U.S. tax purposes.

(d) Section 3.1(d) of the Company Disclosure Schedule sets forth an accurate and complete list of the jurisdictions in which each of the Company and its Subsidiaries is authorized to do


14


business, and a complete, and accurate list of the current directors and officers of the Company and its Subsidiaries. The Company has made available to the Purchaser accurate and complete copies of the certificate of incorporation and bylaws of the Company and the certificate of incorporation and bylaws or other comparable charter or organizational documents of its Subsidiaries, as currently in effect, and neither the Company nor any of its Subsidiaries is in default under or in violation of any material provision thereof.

3.2   Authority and Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which the Company is a party and to perform the Company's obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements have been duly authorized by all necessary action on the part of the Company subject only to approval by the holders of a majority of the votes represented by the outstanding shares of Company Capital Stock entitled to vote on this Agreement and the Merger, voting as a single class (the "Requisite Stockholder Approval"), at a meeting duly noticed and held, or by written consent, in compliance with all applicable requirements of the DGCL. Without limiting the foregoing, the board of directors of the Company, at a meeting thereof duly called and held, has duly adopted resolutions by the requisite majority vote approving this Agreement, the Merger and the other transactions contemplated by this Agreement, determining that the terms and conditions of this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its Stockholders and recommending that the Company's Stockholders adopt and approve this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties to the Agreement, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. Upon the execution and delivery by the Company of the Ancillary Agreements to which the Company is a party and assuming the due authorization, execution and delivery by each of the other parties to each Ancillary Agreement, such Ancillary Agreements will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.3   No Conflict. Other than (i) as set forth in Section 3.3 of the Company Disclosure Schedule, and (ii) the requirements of the HSR Act and any antitrust or other competition law of jurisdictions outside of the United States of America (if and to the extent any of such laws apply), neither the execution and delivery of this Agreement, nor the consummation or performance of the transactions contemplated by this Agreement, will in any material respect (a) conflict with, result in a material breach or violation of, constitute a default (or give rise to any right of termination, cancellation, acceleration, suspension or modification of any material obligation or loss of any benefit) under, constitute a change in control under, result in any payment becoming due under, result in the imposition of any Encumbrances on any of the Company Capital Stock or any of the material properties or assets of the Company under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under (i) the certificate of incorporation or bylaws of the Company, or the certificate of incorporation or bylaws or other comparable charter or organizational documents of any Subsidiary, or any resolution adopted by the Stockholders or board of directors of the Company, in each case as amended to date, (ii) any material Governmental Authorization or Material Contract (other than as set forth in Section 3.3 of the Company Disclosure Schedule) to which the Company is a party or by which the Company is bound or to which any of its properties or assets is subject or (iii) any material provision of a Law or Judgment applicable to the Company or any of its properties or assets; or (b) require the Company to obtain any consent, waiver, approval, ratification, permit, license, Governmental Authorization or other authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person.

3.4 <u>Capitalization and Ownership</u>. Section 3.4(a) of the Company Disclosure Schedule accurately sets forth, as of the date hereof, the authorized capital stock of the Company ("<u>Common Stock</u>"), including shares which are designated as Class L Common Stock ("<u>Class L Common Stock</u>"), and shares which are designated as Class A Common Stock ("<u>Class A Common Stock</u>"). Section 3.4(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of (a) all Stockholders, indicating the number of shares of Company Capital Stock held by each, and (b) all outstanding options to purchase shares of Company Capital Stock pursuant to the Stock Option Plan or otherwise ("<u>Options</u>"), indicating (i) the holder thereof and his or her state or country of residence, (ii) the number and class or series of Company Capital Stock subject to each Option, and (iii) the exercise price, date of grant, vesting schedule (including, without limitation, early exercise rights, if any) and expiration date for each Option, and any applicable status as an incentive stock option or nonqualified stock option. All of the Options will terminate and be of no further force or effect at or immediately prior to the Effective Time, and none of the Company, the Purchaser, the Merger Sub or the Surviving Corporation will, thereafter, have any Liability or obligation, including any obligation to pay any Merger Consideration with respect thereto, except as expressly provided in this Agreement. All of the issued and outstanding shares of Company Capital Stock are, and all shares of Company Capital Stock that may be issued upon exercise of Options will be (upon issuance in accordance with their terms), duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the issued and outstanding shares of Company Capital Stock which may previously have been subject to a right of repurchase in favor of the Company or any other Person, or otherwise subject to "vesting" provisions are fully vested by lapse of time and no longer subject to any repurchase right, without regard to any acceleration in connection with the Merger. Other than the Options or as otherwise set forth on Section 3.4(c) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any shares of Company Capital Stock. No holder of Indebtedness of the Company has any right to convert or exchange such Indebtedness for Company Capital Stock. Other than as set forth on Section 3.4(c) of the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. Other than as set forth on Section 3.4(d) of the Disclosure Schedule, there are no agreements to which the Company is a party or by which it is bound with respect to the voting (including, without limitation, voting trusts or proxies), registration under the Securities Act of 1933, as amended, or any foreign securities law, or sale or transfer (including, without limitation, agreements relating to preemptive rights, rights of first refusal, co-sale rights or "drag-along" rights) of any securities of the Company. To the Knowledge of the Company, there are no written agreements among other parties to which the Company is not a party and by which it is not bound, with respect to the voting (including, without limitation, voting trusts or proxies) or sale or transfer (including, without limitation, written agreements relating to rights of first refusal, co-sale rights or "drag-along" rights) of any securities of the Company. All of the issued and outstanding shares of Company Capital Stock and Options were issued and granted in compliance with applicable federal, state and non-U.S. securities laws.

3.5 <u>Financial Statements</u>.

(a) Attached as Section 3.5 of the Company Disclosure Schedule are the following financial statements (collectively, the "<u>Financial Statements</u>"): (a) audited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2008 and March 31, 2009 (the most recent of which, the "<u>Balance Sheet</u>") and the related audited consolidated statements of income, changes in stockholders' equity and cash flow for each of the fiscal years then ended, including in each case any notes thereto, together with the report thereon of Ernst & Young LLP, independent certified public accountants

("E&Y"); and (b) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of February 28, 2010 (the "Interim Balance Sheet") and the related unaudited consolidated and consolidating statements of income, changes in stockholders' equity and cash flow for the nine months then ended.

(b)   Except as set forth on Section 3.5 of the Company Disclosure Schedule, the Financial Statements (including the notes thereto) are correct and complete in all material respects, are based on the books and records of the Company and have been prepared in accordance with GAAP, consistently applied throughout the periods involved, and the Company Accounting Principles (except that the interim financial statements are subject to normal recurring year-end adjustments, the effect of which would not, individually or in the aggregate, be material, and the absence of notes that, if presented, would not differ materially from the notes to the Balance Sheet). The Financial Statements fairly present in all material respects the consolidated financial condition and the results of operations, changes in stockholders' equity and cash flow of the Company and its Subsidiaries as of the respective dates and for the periods indicated therein. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the financial statements of the Company. The Company is not a party to any off-balance sheet arrangements which would reasonably be expected to have a current or future material effect upon the Company's consolidated financial condition or results of operations.

(c)   Reference is hereby made to Exhibit J.

3.6   Books and Records. The minute books and stock record books of the Company, all of which have been made available to the Purchaser, are accurate and complete in all material respects and have been maintained in accordance with commercially reasonable business practices. At the Effective Time, all such minute books and stock record books will be in the possession of the Company. Except as listed on Section 3.6 of the Company Disclosure Schedule, the minute books of the Company contain accurate and complete records in all material respects of all formal meetings held of, and corporate action taken in such meetings by, the Company's stockholders, directors and directors' committees during the periods represented thereby, and no such formal meeting has been held for which minutes have not been prepared and are not contained in such minute books.

3.7   Bank Accounts. Section 3.7 of the Company Disclosure Schedule contains an accurate, correct and complete list of the names and addresses of all banks, commercial lending institutions and other financial institutions in which the Company has an account, deposit, safe-deposit box, line of credit or other loan facility, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.

3.8   Inventories. Except as set forth on Section 3.8 of the Company Disclosure Schedule or except as has been reserved against in accordance with GAAP on the Interim Balance Sheet and the Closing Balance Sheet, all of the inventory of the Company reflected on the Interim Balance Sheet was properly stated therein at standard cost determined in accordance with the Company Accounting Principles and was, and all the inventory thereafter acquired and maintained by the Company through the Closing Date will have been, acquired and maintained in the ordinary course of business. To the Knowledge of the Company, except as set forth on Section 3.8 of the Company Disclosure Schedule or except as has been reserved against in accordance with GAAP on the Interim Balance Sheet, all of the inventory recorded on the Interim Balance Sheet consists of, and all inventory of the Company on the Closing Date will consist of, items of a quality usable or saleable in the ordinary course of business and are and will be in quantities sufficient for use or sale in the ordinary course of business, with such exceptions since the date of the Interim Balance Sheet as may arise in the ordinary course of business.

3.9   No Undisclosed Liabilities. Other than matters disclosed in the Company Disclosure Schedule or not required by Article 3 to be so disclosed, the Company has no material Liability which is required by GAAP to be disclosed as a liability in the Financial Statements except for (a) Liabilities accrued or expressly reserved for in line items on the Interim Balance Sheet, (b) Liabilities incurred in the ordinary course of business after the date of the Interim Balance Sheet and that do not exceed $750,000 in the aggregate, (c) Liabilities of the type covered by the subject matter of Sections 3.13 and 3.15 through 3.19 and (d) Liabilities under or with respect to Contracts previously made available to the Purchaser.

3.10   Absence of Certain Changes and Events. Except as set forth in Section 3.10 of the Company Disclosure Schedule, since the date of the Interim Balance Sheet, (a) there has not been any Material Adverse Change to the Company through the date hereof, and (b) the Company and its Subsidiaries have not taken any of the actions outside of the ordinary course of business set forth in paragraphs (a) through (u) of Section 5.2 hereof.

3.11   Assets. The Company has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets shown on the Interim Balance Sheet, whether tangible or intangible, in all cases free and clear of any Encumbrances other than Permitted Encumbrances.

3.12   Real Property.

(a)   The Company does not own any real property, nor has the Company owned any real property since April 8, 2005.

(b)   Section 3.12(b) of the Company Disclosure Schedule sets forth an accurate and complete description (by subject leased real property, the date and term of the lease, sublease or other occupancy right, the name of the parties thereto and each amendment thereto, if any) of all real property in which the Company has a leasehold or subleasehold estate or other right to use or occupy (collectively, the "Leased Real Property"). The Company has made available to the Purchaser accurate and complete copies of all leases and other Contracts relative to the Leased Real Property.

(c)   The Company holds valid leasehold interests in its Leased Real Property, free and clear of any Encumbrances except for Permitted Real Property Encumbrances.

(d)   To the Knowledge of the Company, use of the Leased Real Property for the various purposes for which it is presently being used is permitted as of right under applicable zoning Laws.

(e)   No Person other than the Company is in possession of any portion of the Leased Real Property. The Company has not granted to any Person the right to use or occupy any portion of any parcel of Leased Real Property, and the Company has not received notice of any claim of any Person to the contrary.

3.13   Intellectual Property.

(a)   Company Intellectual Property. The Company owns or otherwise has valid and legally enforceable rights to use the Intellectual Property owned, created, acquired, licensed, used or held for use by the Company at any time prior to and through the Closing Date (the "Company Intellectual Property").

(i)   Owned Intellectual Property. Section 3.13(a)(i) of the Company Disclosure Schedule sets forth an accurate list of the following items of the Owned Intellectual

Property: (A) patents and patent applications (B) Trademark registrations and applications for the same, and material unregistered Trademarks, (C) Copyright registrations and applications for the same, (D) registrations for Mask Works and applications for the same, (E) Domain Names, (F) Software which the Company tracks by name or version and (G) material technological Trade Secrets, indicating for each of the foregoing (A) through (G) (whenever applicable) the (x) applicable jurisdiction of use and registration, (y) registration number, publication number and application number, and (z) dates of filing, publication, issuance and renewal. The Owned Intellectual Property includes all Copyrights and Trade Secrets embodied in the Company's 65xx energy measuring products and CE Code and documentation related to the foregoing, except for such Copyrights and Trade Secrets licensed pursuant to a Contract set forth on Section 3.13(a)(ii) of the Company Disclosure Schedules. Except as specifically set forth on Section 3.13(a)(i) of the Company Disclosure Schedule, Company has valid title to the Owned Intellectual Property and is the sole and exclusive owner of the Owned Intellectual Property. The Company has not permitted the Company's rights in such Owned Intellectual Property to enter into the public domain.

(ii)   Inbound Licenses and Rights. Section 3.13(a)(ii) of the Company Disclosure Schedule lists all Contracts pursuant to which any Person has licensed to the Company or otherwise authorized the Company to use any Intellectual Property (the "Third Party Intellectual Property") other than licenses of Internally Used Shrinkwrap Software. The Company has made available to the Purchaser accurate and complete copies of the Contracts governing such Third Party Intellectual Property (except for licenses of Internally Used Shrinkwrap Software). A complete and accurate list of such Contracts is set forth on Section 3.13(a)(ii) of the Company Disclosure Schedule, which list indicates for each such Contract whether the applicable Intellectual Property is embedded or incorporated in the Company's Products or otherwise distributed in connection with such Products. Except as set forth in any such Contract, no third party that has licensed Third Party Intellectual Property to the Company has ownership rights or license rights to improvements or derivative works made by or for the Company based on such Third Party Intellectual Property.

(iii)   Adequacy. The Company Intellectual Property constitutes all of the Intellectual Property necessary to conduct the businesses of the Company as presently conducted. For the avoidance of doubt, nothing in this Section 3.13(a)(iii) will be deemed to be a representation or warranty regarding conflict with the rights of others, which is covered solely by Section 3.13(j).

(b)   No Restrictions. The Owned Intellectual Property is free of all Encumbrances (other than Permitted Encumbrances) and is not subject to any Judgments or limitations or restrictions on use or otherwise. Except as set forth in Section 3.13(b) of the Company Disclosure Schedules, there are no Proceedings or Judgments related to the Owned Intellectual Property.

(c)   Effect of Closing. Immediately after the Closing, the Company will be the sole owner of, and will have valid title to, the Owned Intellectual Property, and will have the full right to use, license and transfer the Company Intellectual Property in the same manner and on the same terms that the Company had immediately prior to the Closing. Except as set forth in any Material Contract, the Company is not legally bound by any such Material Contract or other obligation under which the occurrence of the Closing (in and of itself) would (i) obligate the Company or Purchaser to license, or otherwise grant rights to any other Person in, any Intellectual Property (whether owned or used by the Company or the Purchaser), (ii) entitle any Person to a release of any source code escrow, (iii) result in an Encumbrance or new or incremental restriction on the Company Intellectual Property, (iv) result in the Company being bound by or subject to any non-compete or other material restriction on the operation of the business of the Company or its Subsidiaries, (v) obligate Company or any of its Subsidiaries to pay any royalties or other material amounts, or offer any discounts, to any third Person in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, or (vi) otherwise increase any burdens or decrease any rights relating to the Company Intellectual Property.

(d)   Acquisition of Ownership Rights. Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, the Company has developed or created all of the Owned Intellectual Property. In addition, with respect to the Owned Intellectual Property:

(i)   Employees. Except as set forth in Section 3.13(d)(i) of the Company Disclosure Schedule, all current and former engineers, technical employees or employees with similar duties who conceived, authored, invented, developed, reduced to practice or otherwise contributed to the technological Owned Intellectual Property have executed a confidentiality and assignment of inventions agreement in the form of agreement set forth as Attachment 1 to Section 3.13(d)(i) of the Company Disclosure Schedule or in a form that contains similar substantive provisions regarding assignment, and each such agreement covers all such Owned Intellectual Property conceived, authored, invented, developed, reduced to practice by such employee during the term of any and all periods of employment with the Company.

(ii)   Other Persons. Section 3.13(d)(ii) of the Company Disclosure Schedule also separately lists all consultants or other Persons who conceived, authored, invented, developed, reduced to practice or otherwise contributed to the Owned Intellectual Property (including all Software source code and object code) since April 8, 2005, and who were not then employees of the Company. Except as specifically noted in such section, each such consultant or other Person has executed a confidentiality and assignment of inventions agreement in the form of agreement set forth as Attachment 1 to Section 3.13(d)(ii) of the Company Disclosure Schedule and such agreement covers all Intellectual Property conceived, authored, invented, developed, reduced to practice by such consultant or other Person during the term of any and all engagements with the Company or otherwise included in any deliverable or work product resulting from such engagements.

(iii)   Other Assignments. Section 3.13(d)(iii) of the Company Disclosure Schedule separately lists all other written assignments pursuant to which the Company acquired ownership rights in the Owned Intellectual Property (including by way of any form of business acquisition or merger) since April 8, 2005.

(iv)   Effect of Assignments. In each case in which the Company or any of its Subsidiaries has acquired any Intellectual Property from any Person since April 8, 2005, other than a license of the Third Party Intellectual Property described in Section 3.13(a)(ii), the Company or such Subsidiary has obtained a valid and enforceable written assignment listed in Section 3.13(d)(i)-(iii) and sufficient to irrevocably transfer all rights in that Intellectual Property to the Company or such Subsidiary. If the Company has so acquired Registered Intellectual Property, the Company has duly recorded each of these assignments with the appropriate Governmental Authorities, and listed these assignments in Section 3.13(d) of the Company Disclosure Schedule.

(e)   Registered Intellectual Property. All necessary registration, maintenance, renewal, and annuity fees and Taxes have been paid, and all necessary documents have been filed with the relevant Governmental Authorities in connection with the Company's Registered Intellectual Property. Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, in connection with the Registered Intellectual Property, all registrations are in force and all applications for the same are pending in good standing and without opposition, interference, re-examination or any other adverse action or Proceedings pending adverse action or Proceedings pending or threatened by or before the Governmental Authority in which the registrations or applications are issued or filed.

(f)   Validity. All (i) Patents, (ii) Software, and (iii) registrations and applications for Copyrights and Trademarks, in each case included in the Owned Intellectual Property, are valid and subsisting under applicable Law for those respective categories of Intellectual Property. To the Company's Knowledge, no facts or circumstances exist that could render any of the Owned Intellectual Property invalid or unenforceable, except that this representation is made only to the Company's Knowledge concerning any Intellectual Property, information or data of Third Persons, and no other facts or circumstances exist that could render any of the Company Intellectual Property invalid or unenforceable. The Company has not taken any action or failed to take any action that would reasonably be expected to result in the abandonment, invalidation or unenforceability of any of the Owned Intellectual Property. All releases and versions of the Software included in the Owned Intellectual Property contain appropriate copyright legends or notices in the name of the Company.

(g)   Outbound Licenses and Rights. Section 3.13(g) of the Company Disclosure Schedule lists all Contracts under which the Company has licensed or otherwise granted rights in any of the Company Intellectual Property to any Person, including rights to make or manufacture Products for or on behalf of Company (other than nonexclusive licenses granted pursuant to customer Contracts in the ordinary course of the Company's business, made available to Purchaser or entered into under standard terms). The Company has not breached any of the foregoing Contracts and, to the Company's Knowledge, no other party thereto has breached any such Contracts. Section 3.13(g) of the Company Disclosure Schedule also lists separately all of the following related to the Company Intellectual Property: (i) any exclusive rights granted to any Person; or (ii) any source code escrow or other form of delivery or disclosure of any source code to or for the benefit of any Person. Without limiting the foregoing, neither the Company nor any of its sub-licensees have licensed or otherwise authorized any Person to copy, distribute, modify, decompile or prepare derivative works of any Software within the Owned Intellectual Property except pursuant an enforceable written agreement.

(h)   Indemnity Agreements. The Company has not agreed to indemnify, defend or otherwise hold harmless any other Person with respect to any Loss resulting or arising from the Company Intellectual Property, except pursuant to customer Contracts entered into in the ordinary course of the Company's business, made available to Purchaser or entered into under standard terms or under those Contracts set forth in Section 3.13(h) of the Company Disclosure Schedule.

(i)   No Violation of the Company Rights. Except as set forth in Section 3.13(i) of the Company Disclosure Schedules, to the Company's Knowledge, no Person has used, disclosed, infringed or misappropriated any of the Company Intellectual Property, other than authorized uses and disclosures in accordance with the Contracts described in Sections 3.13(a)(ii) and 3.13(g) of the Company Disclosure Schedule (or not required to be disclosed hereunder). Immediately after the Closing, the Company will have sole rights to bring actions for infringement or misappropriation of the Owned Intellectual Property. The Company has not commenced or threatened any Proceeding, or asserted any allegation or claim, against any Person for infringement or misappropriation of the Company Intellectual Property or breach of any Contract involving the Company Intellectual Property.

(j)   No Violation of Third Party Rights. Neither the conduct of the business of the Company (including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Product), nor the Company's creation, use, license or other transfer of the Company Intellectual Property infringes or misappropriates any other Person's Intellectual Property rights. The Company has not received notice of, and is not a party to, any pending or threatened Proceeding or any allegation or claim in which any Person alleges that the Company, its business, or Products, or the Company Intellectual Property has infringed, misappropriated or violated any Person's Intellectual Property rights. There are no pending disputes between the Company and any other Person relating to the Company Intellectual Property. Since April 8, 2005, the Company has not received any written invitation from a Third Person to take a license to any Intellectual Property.

(k)   Confidentiality. The Company has taken commercially reasonable steps necessary to protect, preserve Trade Secrets and other Confidential Information included in the Company Intellectual Property, including, adequate security measures. The Company has taken commercially reasonable steps necessary to comply with all duties of the Company to protect the confidentiality of information provided to the Company by any other Person. All Persons who have received Trade Secrets or other confidential business information of the Company since April 8, 2005 have entered into written confidentiality agreements with the Company to protect the secret or confidential status of such information, and no Person has defaulted under or breached any term of any such agreement. Section 3.13(k) of the Company Disclosure Schedule lists all standalone nondisclosure agreements under which the Company has agreed to keep confidential and/or not use any Intellectual Property or other information of another Person. Except as noted on Sections 3.13(d)(i) and (ii) of the Company Disclosure Schedule, the Company has obtained from each current and former employee and independent contractor an executed proprietary information and invention assignment agreement (containing no exceptions or exclusions from the scope of its coverage) in the form(s) set forth in Section 3.13(d)(i) and (ii) of the Company Disclosure Schedule. To the Company's Knowledge, none of those current or former employees, or independent contractors has violated any of those agreements.

(l)   No Harmful Code. The Company takes commercially reasonable steps to assure that all Software and data residing on its computer networks or licensed or otherwise distributed to customers is free of viruses and other disruptive technological means. The Company Intellectual Property does not contain any Harmful Code.

(m)   Software. Each of the Software programs included in the Owned Intellectual Property is functional and operational substantially in accordance with the specifications and documentation of the Company relating to that Software, and has been documented in accordance with the standard practices of the Company. The Company possesses full and complete source and object code versions of all such Software. The Company Intellectual Property includes all items necessary so that a trained computer programmer can develop, maintain, support, compile and use that Software.

(n)   Information Technology. The Company and its Subsidiaries have information technology systems sufficient to operate the business as it is currently conducted and have taken commercially reasonable steps to safeguard the information technology systems utilized in the operation of the business of the Company and its Subsidiaries, including appropriate disaster recovery planning.

(o)   Data Privacy. The Company has complied with all applicable laws (including laws implementing Directive 95/46/EC) and its own privacy policies and guidelines, if any, relating to Personal Information. The execution, delivery and performance of this Agreement will comply with all applicable laws relating to data privacy and the Company's applicable privacy policies. Company has made all disclosures to users of its services or customers required by applicable Law. The Company has since April 8, 2005 taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that Personal Information is protected against loss and against unauthorized access, use, transfer, modification, disclosure or other misuse. To the Knowledge of the Company, there has been no unauthorized access to or transfer of or other misuse of that Information. "Personal Information" means (i) any information that alone or in combination with other information held by the Company can be used to specifically identify a person and (ii) information from credit or debit cards of any Person.

(p) <u>No Special Adverse Circumstances</u>.

(i) To the Company's Knowledge, the computer Software source and object code underlying or utilized in connection with the Owned Intellectual Property does not incorporate, depend upon or require for its functionality, and is not derived from, embedded in or bundled with any source or object code or other Intellectual Property that is not wholly-owned by the Company other than that licensed pursuant to a Contract set forth on Section 3.13(a)(ii) of the Company Disclosure Schedule (or not required hereunder to be set forth thereon). The Company has not licensed or provided any third Person, or otherwise permitted any third Person to access or use, any source code of any of the Company's proprietary Software, other than pursuant to a Contract set forth in Section 3.13(t) of the Company Disclosure Schedule.

(ii) No government funding, facilities of a university, college, other educational institution or research center, was used in the creation or development of the Owned Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor, in each case who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property, has performed services for any Governmental Authority, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of the Owned Intellectual Property. The Company is not a party to any Contract, license or agreement with any Governmental Authority that grants to such Governmental Authority any right or license with respect to the Owned Intellectual Property, other than as granted in the ordinary course of business pursuant to a non-exclusive license to any Software.

(iii) No current employee, or to the Knowledge of the Company former employee is or was, during the term of their employment, a member of any IEEE standard setting committee, board or department, or has participated in the development, drafting, creation or modification of technical standards.

(iv) None of the Software within the Owned Intellectual Property is, in whole or in part, subject to the provision of any written open source agreement or other type of license agreement or distribution model agreement that (A) requires the distribution or making available of the source code for the any such Software, (B) prohibits or limits the Company from charging a fee or receiving consideration in connection with sublicensing or distributing any such Software, (C) except as specifically permitted by Law, grants any right to any Person (other than the Company) or otherwise allows any such Person to decompile, disassemble or otherwise reverse-engineer any such Software, or (D) requires the licensing of any such Software for the purpose of making derivative works (any such open source or other type of license agreement or distribution model described in clause (A), (B), (C) or (D) above, a "<u>Limited License</u>"). Except as specifically set forth in Section 3.13(n) of the Company Disclosure Schedule, (A) none of the Software within the Owned Intellectual Property incorporates, or is distributed with, any Software that is subject to a Limited License, nor does any Company Software constitute a derivative work of, dynamically link with or otherwise interact with any such Software and (B) the Company is in compliance with all applicable terms of the Limited License.

3.14   Contracts.

(a)   Section 3.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract (or group of related Contracts) to which the Company is a party (collectively, the "Material Contracts"), by which the Company is bound or pursuant to which the Company or one of its Subsidiaries is an obligor or a beneficiary, which:

(i)   involves performance of services or delivery of goods or materials, the performance of which extends over a period of more than one year and involves an amount or value in excess of $100,000;

(ii)   is for capital expenditures in excess of $100,000;

(iii)   is a mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contract relating to Indebtedness, other than Permitted Encumbrances, accounts receivables and payables in the ordinary course of business;

(iv)   is a lease or sublease of any real or personal property (except personal property leases and conditional sales agreements having a value per item or aggregate payments of less than $50,000 or a term of less than one year);

(v)   is for the employment of, or receipt of any services from, any director or officer of the Company or any other Person on a full-time, part-time, consulting, temporary or other basis providing annual compensation in excess of $100,000;

(vi)   provides for change in control, retention, severance, termination or similar pay to any of the Company's current or former directors, officers, employees or independent contractors and the event giving rise to such affirmative payment obligation has not occurred as of the date hereof;

(vii)   provides for a loan or advance of any amount to any director, officer, employee or independent contractor of the Company, other than advances for travel and other ordinary course of business expenses in the ordinary course of business;

(viii)   is a joint venture, partnership or other Contract involving any joint conduct or sharing of any business, venture or enterprise, or a sharing of profits or losses or pursuant to which the Company has any ownership interest in any other Person or business enterprise other than the Company's Subsidiaries;

(ix)   contains any covenant limiting the right of the Company to engage in any line of business or to compete (geographically or otherwise) with any Person, granting any rights to make, sell or distribute the Company's products, granting any "most favored nations" or similar rights or otherwise prohibiting or limiting the right of the Company to make, sell or distribute any products or services;

(x)   involves future contingent or deferred payments based, in whole or in part, on profits, revenues, fee income or other financial performance measures of the Company;

(xi)   is a power of attorney granted by or on behalf of the Company;

(xii)   is a written warranty, guaranty or other similar undertaking with respect to contractual performance extended by the Company other than in the ordinary course of business;

(xiii)   is a settlement agreement with respect to any pending or threatened Proceeding entered into within three years prior to the date of this Agreement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with routine cessation of such employee's employment or independent contractor's services with the Company or (B) settlement agreements for cash only which has been paid and does not exceed $50,000;

(xiv)   is disclosed on Section 3.13(a)(ii) or Section 3.13(g) of the Company Disclosure Schedule; or

(xv)   was entered into other than in the ordinary course of business or other than as part of any other Material Contract, and that involves the exchange of an amount in excess of $250,000 yet to be exchanged.

(b)   The Company has made available to the Purchaser an accurate and complete copy (in the case of each written Contract) or an accurate and complete written summary (in the case of each oral Contract) of each of the Material Contracts. With respect to each such Material Contract, except as disclosed on Section 3.14(b) of the Company Disclosure Schedule:

(i)   the Contract is legal, valid, binding, enforceable and in full force and effect except to the extent it has previously expired or terminated (whether in whole or in part) in accordance with its terms;

(ii)   the Company is not, nor to the Company's Knowledge, is any other party to the Contract, in breach or default under the Contract and no event has occurred or circumstance exists that would constitute a material breach or default by the Company or, to the Company's Knowledge, by any such other party;

(iii)   to the Company's Knowledge, (x) no event has occurred or circumstance exists that would permit termination, cancellation, acceleration, suspension or modification of any obligation or loss of any benefit under, result in any payment becoming due under, or result in the imposition of any Encumbrances on any of the Company Capital Stock or any of the properties or assets of the Company under (other than Permitted Encumbrances), (y) nor has the Company given or received notice or other communication alleging the same; and

(iv)   the other party to the Contract has not repudiated in writing any portion of the Contract.

(c)   To the Company's Knowledge, no director, agent, employee or independent contractor of the Company is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights agreement, with any other Person that in any way materially and adversely affects the performance of his or her duties for the Company as presently undertaken.

(d)   Other than as set forth on Section 3.14(a) of the Company Disclosure Schedule, the Company is not, and the Company has not at any time since its inception been, party to any Contract with (i) any Governmental Authority, (ii) any prime contractor to any Governmental Authority or (iii) any subcontractor with respect to any Contract described in clause (i) or (ii).

3.15   Tax Matters.

(a)   All material Tax Returns of the Company required to be filed on or before the Closing Date have been timely filed in accordance with applicable Laws, and each such Tax Return is accurate and complete in all material respects. The Company has timely paid all material Taxes due with respect to the taxable periods covered by such Tax Returns and all other material Taxes (whether or not shown on any Tax Return). To the Knowledge of the Company, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction. The Company has not requested an extension of time within which to file any material Tax Return which has not since been filed. The Company has delivered or made available to Purchaser complete and accurate copies of all material Tax Returns of the Company (and its predecessors) for the fiscal years ended March 31, 2006, 2007, 2008 and 2009.

(b)   Since the date of the Balance Sheet, the Company has not incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP.

(c)   All material Taxes that the Company is required by Law to withhold or collect, including sales and use Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected. To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority.

(d)   To the Company's Knowledge, no Governmental Authority will assess any additional material Taxes for any period for which Tax Returns have been filed. No federal, state, local or foreign audits or other Proceedings are pending or being conducted, nor has the Company received any written (i) notice from any Governmental Authority that any such audit or other Proceeding is pending, threatened or contemplated, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any material amount of Tax proposed, asserted or assessed by any Governmental Authority against the Company, with respect to any Taxes due from or with respect to the Company or any Tax Return filed by or with respect to the Company. The Company has not granted nor has it been requested to grant any waiver of any statutes of limitations applicable to any claim for Taxes or with respect to any Tax assessment or deficiency. The Company has delivered or made available to Purchaser complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company since December 31, 2006.

(e)   All material Tax deficiencies that have been claimed, proposed or asserted in writing against the Company have been fully paid or finally settled.

(f)   No position has been taken on any Tax Return with respect to the business or operations of the Company for a taxable period for which the statute of limitations for the assessment of any Taxes with respect thereto has not expired that is contrary to any publicly announced position of a taxing authority. The Company has disclosed on its federal income Tax Returns all positions taken therein that would give rise to a substantial understatement of income Tax under Section 6662 of the Code.

(g)   The Company is not a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar Contract or practice with respect to material Taxes (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority).

(h)   The Company is not nor has it ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company is the common parent, and the Company has no Liability for Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor, by Contract or otherwise.

(i)   There are no material Encumbrances upon any properties or assets of the Company arising from any failure or alleged failure to pay any material Tax.

(j)   The Company has not agreed and is not required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(k)   The Company: (i) has not treated its interest in any joint venture, partnership, or other arrangement or contract as a partnership interest for U.S. federal income Tax purposes, (ii) does not own a single member limited liability company which is treated as a disregarded entity, and (iii) is not a stockholder of a "controlled foreign corporation" as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law).

(l)   The Company has not entered into any transaction identified as a "listed transaction" for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

3.16   Employee Benefit Matters.

(a)   Section 3.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Company Plans.

(b)   The Company has made available to the Purchaser an accurate and complete copy of (i) each Company Plan, including plan documents, plan amendments, any related trusts and summary plan descriptions and each other material writings, summaries or descriptions provided to participants or beneficiaries that are inconsistent with the terms of each Company Plan , (ii) all personnel, payroll and employment manuals and policies of the Company, (iii) a written description of any Company Plan that is not otherwise in writing, (iv) all insurance policies purchased by or to provide benefits under any Company Plan, (v) the Form 5500 filed in each of the most recent three plan years with respect to each Company Plan, including all schedules thereto, financial statements and the opinions of independent accountants, (vi) all notices that were given by the Company or Subsidiary with respect to any Company Plan to the IRS, the United States Department of Labor (the "DOL") since January 1, 2007, (vii) all notices that were given by the IRS or the DOL to any Company Plan, the Company or any Subsidiary with respect to any Company Plan since January 1, 2007, (viii) with respect to any Company Plan that is a pension plan, as defined in Section 3(3) of ERISA (a "Pension Plan"), that meets or purports to meet the requirements of Section 401(a) of the Code (a "Qualified Plan") and (ix) the most recent determination or prototype opinion letter issued by the IRS for each such Company Plan.

(c)   Except as listed under Section 3.16(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary maintains, contributes to or has any Liability (including any Liability attributable to any ERISA Affiliate) with respect to any (i) multiemployer plan as defined in Section 3(37)(A) of ERISA (a "Multiemployer Plan"), (ii) Pension Plan subject to Title IV of ERISA (a "Title IV Plan"), (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of

27

ERISA) for which the Company or any ERISA Affiliate would incur liability under Section 4063 or 4064 of ERISA (a "<u>Multiple Employer Plan</u>"), (iv) voluntary employees' beneficiary association under Section 501(c)(9) of the Code, (v) organization or trust described in Section 501(c)(17) or 501(c)(20) of the Code, (vi) welfare benefit fund as defined in Section 419(e) of the Code, (vii) self-insured plan (including any plan pursuant to which a stop-loss policy or contract applies) or (viii) a Company Plan that is an employee welfare plan described in Section 3(1) of ERISA that has two or more contributing sponsors at least two of which are not under common control within the meaning of Section 3(40) of ERISA. Except as required by the continuation coverage requirements of Sections 601 *et seq.* of ERISA, Section 4980B of the Code ("<u>COBRA</u>") or other similar laws, none of the Company Plans provides for health or welfare benefits for any retired or former employee, or their beneficiaries or dependents, nor do any Company Plans provide for health or welfare benefits to any active employee following such employee's retirement or other termination of service.

(d)	Each Company Plan is and at all times has been maintained, funded, operated and administered, and the Company and each Subsidiary have performed all of its obligations under each Company Plan, in each case in all material respects in accordance with the terms of such Company Plan and in all material respects in compliance with all applicable Laws, including ERISA and the Code. The Company has complied in all material respects with the provisions of COBRA, the Health Insurance Portability and Accountability Act of 1996 and the Family Medical Leave Act 1993. Each Company Plan that provides deferred compensation subject to Section 409A of the Code is in compliance in all respects with Section 409A in form and operation. All nonstatutory stock options granted by the Company were granted using an exercise price of not less than the fair market value of the underlying shares in accordance with Section 409A of the Code. All contributions required to be made to any Company Plan by applicable Law and the terms of such Company Plan, and all premiums due or payable with respect to insurance policies funding any Company Plan, for any period through the Closing Date, have been timely made or paid in full or, to the extent not required to be made or paid on or before the Closing Date, have been fully reflected in line items on the Interim Balance Sheet.

(e)	Except as listed under Section 3.16(e) of the Company Disclosure Schedule, the Company has no Knowledge of any threatened termination of, or material premium increase with respect to any welfare benefit insurance policy. Other than routine claims for benefits submitted by participants or beneficiaries, no claim against, or Proceeding involving, any Company Plan or any fiduciary thereof is pending or, to the Company's Knowledge, is threatened. No such Proceeding has been concluded that resulted in any Liability of the Company or any Subsidiary that has not been fully discharged.

(f)	Each Qualified Plan of the Company has received a favorable determination or prototype advisory or opinion letter from the IRS that it is qualified under Section 401(a) of the Code and, to the extent the letter addresses the exempt status of the trust, that its related trust is exempt from federal income Tax under Section 501(a) of the Code, and each such Qualified Plan meets the requirements of a "qualified plan" under Section 401(a) of the Code.

(g)	Except as listed under Section 3.16(g) of the Company Disclosure Schedule, each Company Plan that is a welfare plan, as defined in Section 3(1) of ERISA, which provides group welfare benefit insurance may be amended, modified, terminated or otherwise discontinued with respect to both retired and active employees without Liability to the Company or any ERISA Affiliate or the Purchaser (other than ordinary administration expenses). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will cause accelerated vesting, payment or delivery of, or increase the amount or value of any payment or benefit under or in connection with any Company Plan or constitute a "deemed severance" or "deemed termination" under any Company Plan with respect to, any director, officer, employee, or former director, former officer or former employee of the Company or of any Subsidiary.

Neither the Company nor any of its Subsidiaries has made or become obligated to make, and none of the Company, any Subsidiary of the Company or the Purchaser will, as a result of the consummation of the transactions contemplated by this Agreement, become obligated to make, any payments that could be nondeductible by reason of Section 280G of the Code (without regard to subsection (b)(4) thereof) or Section 162(m) of the Code (or any corresponding provision of foreign, state or local Law), nor will the Company be required to "gross up" or otherwise compensate any individual because of the imposition of any excise Tax on such a payment to the individual.

3.17   Employment and Labor Matters.

(a)   Section 3.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all employees and independent contractors currently performing services for the Company, and information indicating whether the Person is an employee or independent contractor and, as applicable, each Person's title, location, date of hire or engagement, exempt or non-exempt classification, compensation, accrued but unused sick and vacation leave or paid time off and service credited for purposes of vesting and eligibility to participate under any Company Plan with respect to such Persons, and whether the employee is on a leave of absence and they type of such leave. To the Company's Knowledge, no director, officer, key employee or independent contractors of the Company intends to terminate his, her or their employment or consulting relationship with the Company within the 12-month period following the Closing Date.

(b)   Neither the Company nor any Subsidiary is, or has been, a party to any collective bargaining with any union, works council, employee representative or other labor organization or group of employees. The Company is not, and has not been, bound by any Contract with any union, works council, employee representative or other labor organization or group of employees, nor is any such Contract being negotiated by the Company or any Subsidiary. The Company has no Knowledge of any union organizing, other activities made or threatened at any time within the past three years by or on behalf of any union, works council employee representative or other labor organization or group of employees with respect to any employees of the Company. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

(c)   Since April 8, 2005, the Company has not experienced any labor strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or material labor dispute, nor to the Company's Knowledge is any such action threatened. To the Company's Knowledge, no event has occurred or circumstance exists that may give rise to any such material labor dispute, nor does the Company contemplate a lockout of any employees.

(d)   Since April 8, 2005, the Company has complied in all material respects with (i) all applicable Laws relating to labor and employment and (ii) its own published policies, handbooks, work rules and internal regulations relating to labor and employment, including fair employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, overtime, rest and meal breaks, worker classification, tax withholding, contractual obligations, benefits, workers' compensation, the payment of social security and similar Taxes, occupational health and safety, plant closing or collective bargaining, including any applicable foreign national collective bargaining agreement.

(e)   The Company has properly paid all wages and salaries and employment Taxes (including social security taxes and other payroll taxes owed by the Company or required to have been withheld by the Company from the compensation paid to employees), including any such taxes due on Options.

(f)   There is no Proceeding pending or, to the Company's Knowledge, threatened against or affecting the Company relating to the alleged violation by the Company (or its directors or officers) of any Law pertaining to labor relations or employment matters. Since April 8, 2005, the Company has not committed any unfair labor practice, nor to the Company' s Knowledge has there has been any written complaint of unfair labor practice filed or, to the Company's Knowledge, threatened against the Company before the National Labor Relations Board or any other Governmental Authority. Since April 8, 2005, to the Company's Knowledge, there has been no complaint, claim or charge of discrimination filed or, to the Company's Knowledge, threatened, against the Company with the Equal Employment Opportunity Commission or any other Governmental Authority.

(g)   Since April 8, 2005, the Company has not implemented any plant closing, collective dismissal or layoff of employees that would implicate the WARN Act, and no such action will be implemented without advance notification to the Purchaser. Section 3.17(g) of the Company Disclosure Schedule sets forth an accurate and complete list of all individuals whose employment with the Company has terminated, or whose hours of work have been reduced by more than 50% by the Company, during the 90-day period prior to the date of this Agreement.

(h)   Section 3.17(h) of the Company Disclosure Schedule sets forth an accurate and complete list of all employees of the Company who are not U.S. citizens or permanent residents. Each of the employees required to be listed on such schedule has provided documentation to the Company reflecting their authorization under applicable U.S. or foreign immigration Laws to work in his or her current position for the Company. Except for the work authorizations specified in Section 3.17(a) of the Company Disclosure Schedule opposite the employee's name, none of the employees required to be so listed requires authorization from any Governmental Authority to be employed in his or her current position by the Company.

(i)   Section 3.17(i) of the Company Disclosure Schedule sets forth an accurate and complete list of the employees of the Company who are working outside the United States. Each such employee is authorized under applicable Laws to work in his or her current positions for the Company.

3.18   <u>Environmental, Health and Safety Matters</u>. Except as set forth in Section 3.18 of the Company Disclosure Schedule:

(a)   Since April 8, 2005, the Company has complied, and is in compliance, with all applicable Environmental Laws in all material respects. The Company is not subject to any existing, pending or, to the Knowledge of the Company, threatened material proceedings under any Environmental Laws.

(b)   To the Knowledge of the Company, the Company does not store, generate or produce any Hazardous Substance in quantities or in a manner which violates any Environmental Law in any material respect and which could reasonably be expected to give rise to any material Liability thereunder.

(c)   To the Knowledge of the Company, there are no material environmental reports, investigations or audits possessed by the Company (whether conducted by or on behalf of the Company or another Person, and whether done at the initiative of the Company or directed by a Governmental Authority or other Person) relating to premises currently or previously owned, leased or operated by the Company.

(d)   To the Knowledge of the Company, there has not been any contamination of groundwaters, surface waters, soils or sediments as a result of the manufacture, storage, processing, loss, leak, escape, spillage, disposal or other handling or disposition by or on behalf of the Company of any Hazardous Substance on or prior to the Closing Date in material violation of Environmental Laws and which could reasonably be expected to give rise to any material Liability thereunder.

(e)   This Section 3.18 constitutes the sole and exclusive representations and warranties of the Company with respect to any environmental matters, including any matters arising under Environmental Laws or relating to Hazardous Substances.

3.19   Compliance with Laws, Judgments and Governmental Authorizations.

(a)   Without limiting the scope of any other representation in this Article 3, except as set forth in Section 3.19(a) of the Company Disclosure Schedule, since April 8, 2005, the Company has complied in all material respects with all, and the Company has not in any material respect violated any, Laws, Judgments and Governmental Authorizations applicable to it or to the conduct of its business or the ownership or use of any of its properties or assets. The Company and each of its Subsidiaries have not since April 8, 2005 received any written notice or, to the Company's Knowledge, oral notice, from any Governmental Authority or any other Person regarding any actual, alleged or potential material violation of, or material failure to comply with, any Law, Judgment or Governmental Authorization, or any actual, alleged or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)   Section 3.19(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Governmental Authorization that is held by the Company, all of which are valid and in full force and effect and will remain so following the Closing. The Governmental Authorizations listed in Section 3.19(b) of the Company Disclosure Schedule collectively constitute all of the material Governmental Authorizations necessary to permit the Company and each of its Subsidiaries to conduct their respective business lawfully in the manner in which it currently conducts such business and to permit the Company and each of its Subsidiaries to own and use its assets in the manner in which it owns and uses such assets.

(c)   Section 3.19(c) of the Company Disclosure Schedule sets forth an accurate and complete list of each Judgment to which the Company, or any of the assets owned or used by the Company, is or has been subject. To the Company's Knowledge, no director, officer, employee or agent of the Company is subject to any Judgment that prohibits such director, officer, employee or agent from engaging in or continuing any conduct, activity or practice relating to the business of the Company.

(d)   The Company (including any of its officers, directors, agents, distributors, employees or other Person associated with or acting on its behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company in any jurisdiction other than the United States (in each case, as in effect at the time of such action) (collectively, the "FCPA"), or, to the Knowledge of the Company, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for any of the foregoing which is no longer subject to potential claims of violation as a result of the expiration of the applicable statute of limitations.

3.20   Legal Proceedings. Section 3.20 of the Company Disclosure Schedule sets forth an accurate and complete list of all pending Proceedings (a) by or against the Company or that may materially affect the business of the Company or any of the material properties or assets owned, leased or operated by the Company, (b) to the Company's Knowledge, by or against any of the directors or officers of the Company in their capacities as such or (c) that challenge, or to the Company's Knowledge that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To the Company's Knowledge, no other such Proceeding has been threatened, and no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. The Company has made available to the Purchaser accurate and complete copies of such pleadings, correspondence and audit response letters relating to such Proceedings as are in its possession as of the date hereof.

3.21   Customers and Suppliers. Section 3.21 of the Company Disclosure Schedule sets forth an accurate and complete list of (a) the 10 largest (end) customers by revenue during the years ended March 31, 2009 and February 28, 2010, and the amount of revenues accounted for by each such customer during those periods (or such smaller number of customers so long as the aggregate revenue attributable to such customers is at least 80% of the Company's aggregate revenue for such periods), and (b) the 10 largest suppliers by amounts paid by the Company for products, services or other tangible or intangible property or license rights during the years ended March 31, 2009 and February 28, 2010, and the dollar amount accounted for by each such supplier during those periods (or such smaller number of suppliers so long as the dollar amount attributable to such suppliers is at least 80% of the Company's aggregate expenses incurred for suppliers for such periods). Except as set forth on Section 3.21 of the Company Disclosure Schedule, there exists no actual, and the Company has no Knowledge of any threatened, termination, cancellation or material limitation of, or any material change in, the business relationship of the Company with any (end) customer, supplier, group of (end) customers or group of suppliers listed in Section 3.21 of the Company Disclosure Schedule. Except as set forth on Section 3.21 of the Company Disclosure Schedule, no customer of the Company has any right to any credit or refund for products sold or services rendered or to be rendered by the Company pursuant to any Contract with or practice of the Company other than pursuant to the Company's normal course return policy.

3.22   Product Warranty. Other than the matters set forth on Section 3.22 of the Company Disclosure Schedule, no product manufactured, sold, leased or delivered by the Company is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease listed in Section 3.22 of the Company Disclosure Schedule. Other than as set forth on Section 3.22 of the Company Disclosure Schedule, to the Company's Knowledge, (x) each product manufactured, sold, licensed, leased or delivered by the Company at all times has been in conformity in all respects with all applicable contractual commitments and all express and implied warranties (if any), and (y) the Company has no liability in excess of $200,000 per year for replacement or repair of any product manufactured, sold, licensed, leased or delivered by the Company.

3.23   Insurance.

(a)   Section 3.23(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all certificates of insurance, binders for insurance policies and insurance maintained by the Company, or under which the Company has been the beneficiary of coverage at any time within the past five years, other than welfare benefit insurance policies. All premiums due and payable under such insurance policies have been paid. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of those policies. Section 3.23(a) of the Company Disclosure Schedule further sets forth an accurate and complete list of all claims asserted by the Company and describes the nature and status of the claims. To the Company's Knowledge, the Company has not failed to give in a timely manner any notice of any claim that may be insured under any insurance policy required to be listed in Section 3.23(a) of the Company Disclosure Schedule and there are no outstanding claims which have been denied or disputed by the insurer. The certificates of insurance, binders and policies listed in Section 3.23(a) of the Company Disclosure Schedule (taken together) are of such types and in such amounts and for such risks, casualties and contingencies as is reasonably adequate to fully insure the Company against insurable losses, damages and claims to its business, properties, assets and operations. The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance program, retrospective premium program or captive insurance program.

(b)   Section 3.23(b) of the Company Disclosure Schedule sets forth an accurate and complete list of all premiums paid to insurers under the insurance policies listed on Section 3.23(a) of the Company Disclosure Schedule since April 8, 2005 by type of insurance, including deposits made and subsequent premium adjustments (if any).

(c)   Section 3.23(c) of the Company Disclosure Schedule sets forth an accurate and complete list of all risks which the Company has self-insured since April 8, 2005.

3.24   Relationships with Affiliates. No Securityholder, director, officer or other Affiliate of the Company has, other than as set forth in the Company Disclosure Schedule, or since April 8, 2005 has had, any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Company's business. Other than as set forth on Section 3.24 of the Company Disclosure Schedule, to the Company's Knowledge, no Securityholder, director, officer or other Affiliate of the Company owns, or since April 8, 2005 has owned (of record or as a beneficial owner), an equity interest, profit interest or debt securities in a Person that has (a) had material business dealings or financial interest in any transaction with the Company or (b) engaged in competition with the Company with respect to any line of the products or services of the Company in any market presently served by the Company, except for less than 5% of the outstanding capital stock of any competing business that is publicly traded on any recognized exchange or in the over-the-counter market. Except as set forth in the Company Disclosure Schedule, no Securityholder, director, officer or other Affiliate of the Company is a party to any Contract with, or has any claim or right against, the Company. Notwithstanding anything contained herein to the contrary, for purposes of this Section 3.24, Affiliates of the Company will be deemed to exclude any portfolio businesses of Golden Gate Capital.

3.25   Brokers or Finders. Except for Jefferies & Company, Inc. or as set forth on Section 3.25 of the Company Disclosure Schedule, neither the Company nor any Person acting on behalf of the Company has incurred any Liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with any of the transactions contemplated by this Agreement.

3.26   Import and Export Control Laws. The Company has since April 8, 2005, at all times as to which the applicable statute of limitations has not yet expired, conducted its import and export transactions materially in accordance with (a) all applicable U.S. import, export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(a)   the Company has obtained, and is in material compliance with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and re-export of products, services, Software and technologies and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad ("Export Approvals");

(b)   there are no pending or, to the Knowledge of the Company, threatened claims against the Company with respect to such Export Approvals;

(c)   no Export Approvals with respect to the Merger are required;

(d)   neither the Company nor any of its Affiliates is a party to any Contract or bid with, or has conducted business with (directly or, to the Knowledge of the Company, indirectly), any Person located in, or otherwise has any operations in, or sales to, Cuba, Myanmar (Burma), Iran, Iraq, North Korea, Libya, Rwanda, Syria or Sudan;

(e)   the Company has not received written notice to the effect that a Governmental Authority claimed or alleged that the Company was not in compliance in a material respect with any applicable Laws relating to the export of goods and services to any foreign jurisdiction against which the United States or the United Nations maintains sanctions or export controls, including applicable regulations of the United States Department of Commerce and the United States Department of State; and

(f)   neither the Company nor any of its Affiliates has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any Governmental Authority regarding any past import or export control violations.

3.27   No Other Representations or Warranties. Except as expressly set forth in this Article 3 hereof, the Company makes no representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed including any implied representation or warranty as to condition, merchantability, suitability or fitness for a particular purpose. Without limiting the foregoing, the Company makes no representation or warranty to Purchaser with respect to (i) any projections, estimates or budgets heretofore delivered to or made available Purchaser or its counsel, accountants or advisors of future revenues, expenses or expenditures or future results of operations of the Company, or (ii) except as expressly covered by a representation and warranty contained in this Article 3, any other information or documents (financial or otherwise) made available to Purchaser or their respective counsel, accountants or advisors with respect to the Company. Purchaser hereby acknowledge and agree to such disclaimer and that, except to the extent specifically set forth in this Article 3, Purchaser is purchasing the Company on an "as is, where is" basis.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company that as of the date of this Agreement and as of the Closing Date the statements set forth in this Article 4 are true and correct:

4.1   Organization and Good Standing. Each of the Purchaser and the Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Purchaser owns 100% of the issued and outstanding shares of capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

4.2   Authority and Enforceability. Each of the Purchaser and the Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements have been duly authorized by all necessary action on the part of the Purchaser and the Merger Sub. This Agreement has been duly executed and delivered by each of the Purchaser and the Merger Sub and, assuming the due authorization, execution and delivery by each of the other parties to the Agreement, constitutes the legal, valid and binding obligation of the Purchaser and the Merger Sub, enforceable against the Purchaser and the Merger Sub in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Upon the execution and delivery by the Purchaser and the Merger Sub of the Ancillary Agreements to which they are a party, and assuming the due authorization, execution and delivery by each of the other parties to each Ancillary Agreement, such Ancillary Agreements will constitute the legal, valid and binding obligations of the Purchaser and the Merger Sub, enforceable against the Purchaser and the Merger Sub in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3   No Conflict. Neither the execution, delivery and performance of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated by this Agreement, will (a) directly or indirectly (with or without notice, lapse of time or both), conflict with, result in a breach or violation of, constitute a default (or give rise to any right of termination, cancellation, acceleration, suspension or modification of any obligation or loss of any benefit) under, constitute a change in control under, result in any payment becoming due under, or result in the imposition of any Encumbrance on any of the properties or assets of the Purchaser or the Merger Sub under (i) the certificate of incorporation or bylaws of the Purchaser or the Merger Sub or any resolution adopted by the stockholders or board of directors of the Purchaser or the Merger Sub, (ii) any Governmental Authorization or Contract to which the Purchaser or the Merger Sub is a party or by which the Purchaser or the Merger Sub is bound or by which any of their respective properties or assets is subject or (iii) any Law or Judgment applicable to the Purchaser or the Merger Sub or any of their respective properties or assets; or (b) require the Purchaser or the Merger Sub to obtain any consent, waiver, approval, ratification, permit, license, Governmental Authorization or other authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person, except with respect to clauses (a) and (b) in any case that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Purchaser.

4.4   Legal Proceedings. There is no pending Proceeding that has been commenced against the Purchaser or the Merger Sub and that challenges, or may have the direct effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To the Purchaser's Knowledge, no such Proceeding has been threatened.

4.5   Brokers or Finders. Neither the Purchaser, the Merger Sub nor any Person acting on their behalf has incurred any Liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with any of the transactions contemplated by this Agreement.

4.6   Adequacy of Funds. The Purchaser has, or will have prior to or at the Closing, adequate financial resources to satisfy its monetary and other obligations under this Agreement including the obligation to pay the Merger Consideration in accordance herewith.

4.7   Due Diligence Review. Purchaser acknowledges that: (a) it has conducted its own due diligence review with respect to the Company and it is entering into the transactions contemplated by this Agreement and the Ancillary Agreements based on such investigation and, except for the specific representations and warranties made by the Company in Articles 3 hereof, it is not relying upon any representation or warranty of the Company or Affiliate thereof or any officer, director, employee, agent or advisor, or any of them, nor upon the accuracy of any record, projection or statement made available or given to Purchaser in the performance of such investigation, (b) it has had adequate access to the Company and its books and records, contracts, agreements and documents (including Tax Returns and related documents), and employees, agents and representatives, and (c) it has had such opportunity to seek accounting, legal or other advice or information in connection with its entry into this Agreement and the Ancillary Agreements and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby as it has seen fit.


ARTICLE 5
INTERIM COVENANTS


5.1   Access and Investigation. Upon reasonable advance notice from the Purchaser, each of the OpCo and the Company will, and the Company will cause its other Subsidiaries to, (a) afford the Purchaser and its directors, officers, employees, agents, consultants and other advisors and representatives full access during normal business hours to all of its properties, books, Contracts, personnel and records as the Purchaser may reasonably request, and (b) furnish promptly to the Purchaser and its directors, officers, employees, agents, consultants and other advisors and representatives all other information concerning its business, properties, assets and personnel as the Purchaser may reasonably request; provided, however, that the foregoing will not (i) include access or information which the Company or any of its Subsidiaries is expressly prohibited from disclosing, or (ii) require the Company or any of its Subsidiaries to take any action which would, in the written advice of counsel, constitute a waiver of any legal privilege, including the attorney-client privilege or the attorney work product privilege.

5.2   Operation of the Business of the Company. From the date of this Agreement until the Closing, except as otherwise expressly provided herein, each of the OpCo and the Company will, and the Company will cause its other Subsidiaries to, (a) conduct its business only in the ordinary course of business, and (b) use commercially reasonable efforts to preserve and protect its business organization, assets (including files relating to intellectual property matters maintained by the Company's intellectual property counsel), employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords and others doing business with it. Without limiting the generality of the foregoing and except as otherwise expressly permitted by this Agreement, neither the OpCo nor the Company will take, and the Company will cause its other Subsidiaries to not take, any of the following actions without the consent of Purchaser (not to be unreasonably withheld, conditioned or delayed):

(a)   amend its certificate of incorporation or bylaws or other comparable charter or organizational documents;

(b)   change its authorized or issued capital stock, or, except for the issuance of Company Capital Stock upon the exercise of Options outstanding as of the date of this Agreement, issue, sell, grant, repurchase, redeem, pledge or otherwise dispose of or Encumber (other than through a Permitted Encumbrance) any shares of its capital stock or other voting securities or any securities convertible, exchangeable or redeemable for, or any options, warrants or other rights to acquire, any such securities;

(c)   split, combine or reclassify of any of its capital stock;

(d)   declare, set aside or pay any dividend or other distribution (whether in cash, securities or other property) in respect of its capital stock;

(e)   (i) incur any Indebtedness in excess of $250,000 or otherwise outside the ordinary course of business, (ii) issue, sell or amend any of its debt securities or warrants or other rights to acquire any of its debt securities, guarantee any debt securities of another Person, enter into any "keep well" or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (for the avoidance of doubt excluding the

36

payment or repayment of outstanding Indebtedness), (iii) loan, advance (other than advancement of expenses to its employees in the ordinary course of business) or contribute to the capital of, or invest in, any other Person, other than the Company other than in the ordinary course of business or (iv) enter into any hedging Contract or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or exchange rates;

(f)   sell, lease, transfer license, pledge or otherwise dispose of or Encumber any of its properties or assets (including any Intellectual Property rights other than licenses of Intellectual Property granted in the ordinary course of business);

(g)   acquire (i) by merger or consolidation with, or by purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or Person or (ii) any assets that are material to the Company individually or in the aggregate, except purchases of inventory and raw materials in the ordinary course of business;

(h)   voluntarily destroy or damage any of its assets or properties with an aggregate value in excess of $100,000, except to the extent such excess is covered by insurance;

(i)   enter into, modify, accelerate, cancel or terminate any Material Contract (or series of related Material Contracts), except in the ordinary course of business;

(j)   (i) except as required by Law, adopt, enter into, terminate or amend any Company Plan, collective bargaining agreement or employment, severance or similar Contract, (ii) other than in the ordinary course of business and consistent with past practice, increase the compensation or fringe benefits of, or adopt any bonus plan or arrangement for, any director, officer, employee or consultant or other independent contractor, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (iv) pay any benefit under a Company Plan that was not provided for under a Company Plan in effect as of the date of this Agreement,(v) grant any equity awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the granting of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or remove existing restrictions in any Company Plan or Contracts or awards made thereunder or (v) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Company Plan;

(k)   cancel, compromise, release or waive any claims or rights (or series of related claims or rights) with a value exceeding $100,000 or otherwise outside the ordinary course of business;

(l)   settle or compromise in connection with any Proceeding;

(m)   make any capital expenditure or any other expenditure with respect to property, plant or equipment in excess of $100,000 in the aggregate;

(n)   change accounting principles, methods or practices or investment practices, including any changes as were necessary to conform with GAAP;

(o)   change payment or processing practices or policies regarding intercompany transactions;

(p)   accelerate or delay any payment of accounts payable or other Liabilities or in the collection of notes or accounts receivable, other than in the ordinary course of business;

(q)   make or rescind any Tax election, settle or compromise any material Tax Liability or amend any material Tax Return;

(r)   ship any product manufactured or sold by the OpCo more than seven days ahead of the date requested by the customer thereof;

(s)   transfer, assign or grant any out-bound license or out-bound sublicense of any material rights under or with respect to any Intellectual Property of the Company, other than in the ordinary course of business (and excluding licenses and sublicenses to the extent that such licenses or sublicenses are granted in connection with the sale of a product to customers);

(t)   abandon, cancel, let lapse or expire any Intellectual Property that was, as of the date of the Balance Sheet, or at any time thereafter, the subject of any application or registration; or

(u)   agree to do any of the things described in the preceding clauses (a) through (t) of this Section 5.2.

5.3   <u>Consents and Filings; Reasonable Efforts</u>.

(a)   Subject to Section 5.3(b), each of the parties will, and the Company will cause its Subsidiaries to, use their respective commercially reasonable efforts (i) to take promptly, or cause to be taken (including actions after the Closing), all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and (ii) as promptly as practicable after the date of this Agreement, to obtain all Governmental Authorizations from, give all notices to, and make all filings with, all Governmental Authorities, and to obtain all other consents, waivers, approvals and other authorizations from, and give all other notices to, all other third parties, that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including those listed in Sections 3.3(b) and 6.1(c) of the Company Disclosure Schedule.

(b)   Within five Business Days following the execution and delivery of this Agreement, the Company and the Purchaser will each file a Notification and Report Form and related material with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "<u>HSR Act</u>"), will use their respective commercially reasonable efforts to obtain early termination of the applicable waiting period and will make all further filings pursuant thereto that may be necessary, proper or advisable. The Purchaser will cooperate in good faith with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and undertake promptly any and all action reasonably required to complete the transactions contemplated by this Agreement and the Ancillary Agreements; <u>provided</u>, <u>however</u>, the foregoing will not be deemed to require the Purchaser to enter into any agreement, consent decree or other commitment requiring the Purchaser or any of its Affiliates (including for this purpose either the Company or its Subsidiaries) to divest (including through the granting of any license rights) or hold separate any assets or to take any other action that would have a material and adverse effect on the business, assets, properties, Liabilities, condition (financial or otherwise), operating results, operations or business prospects of the Purchaser or any of its Affiliates (including for this purpose either the Company or its Subsidiaries). In addition, each of the Purchaser and the Company agrees to file with the applicable Governmental Authority, as soon as reasonably practicable following the date of this Agreement, any filings or similar submissions required under applicable antitrust or competition Laws of jurisdictions outside of the United States of America. The Purchaser will be responsible for any and all filing fees due under or with respect to such HSR Act filings or other similar filings.

(c)   Upon the Closing, the Company will make available all original minute books, corporate seals and stock ledger records of the Company to the Purchaser.

5.4   Notification.

(a)   Each of the parties will have the right, but without any obligation, to give prompt notice (an "Update Notification") to the other parties of the occurrence (or, if applicable, non-occurrence) of any event, the occurrence (or non-occurrence) of which would reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate, in each case at any time from and after the date of this Agreement until the Closing. In the event Purchaser elects to consummate the Merger and not exercise its right pursuant to Section 7.1(g) to terminate this Agreement, each such Update Notification pursuant to this Section 5.4 will be deemed irrevocably to amend or supplement the Company Disclosure Schedule, prevent or cure any misrepresentation, breach of warranty or breach of covenant, and otherwise limit any rights or remedies available to the Purchaser Indemnified Parties, including pursuant to Article 7 or Article 9, for all purposes hereof, effective as of the Closing.

(b)   Notwithstanding anything contained herein to the contrary, notifications may be delivered by the Company to supplement and update any of the disclosures set forth in Sections 3.3, 3.4(b), 3.7, 3.8, 3.12(b), 3.13(a)(i), 3.13(a)(ii), 3.13(g), 3.14(a), 3.16(a), 3.17(a) (to the extent such disclosures relate to the first sentence of Section 3.17(a) hereof), 3.17(h) (to the extent such disclosures relate to the first sentence of Section 3.17(h) hereof), 3.17(i), 3.19(b) (to the extent such disclosures relate to the first sentence of Section 3.19(b) hereof), 3.23(a) (to the extent such disclosures relate to the first and fourth sentence of Section 3.23(a) hereof) and 3.23(b) of the Company Disclosure Schedule, as may be necessary to reflect changes resulting from any development, event, occurrence (or non-occurrence) or action required to be, or not prohibited from being, taken under this Agreement, and any such notification will have the effect of amending and updating the Company Disclosure Schedule and qualifying the applicable representations and warranties, as the case may be, and curing any potential misrepresentation or breach that otherwise might have existed hereunder by reason of such development, event, occurrence (or non-occurrence) or action, it being understood that in no event will any such notification be deemed an Update Notification.

5.5   No Intermediary Transaction Tax Shelter. The Purchaser will not take any action with respect to the Company that would knowingly cause the Transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the "Intermediary Transaction Tax Shelter" described in Internal Revenue Service Notices 2001-16 and 2008-111.

5.6   No Negotiation. Neither the OpCo nor the Company will (nor will the Company permit or authorize, as applicable, any of its respective Affiliates, directors, officers, stockholders, employees, agents, consultants and other advisors and representatives to), directly or indirectly (a) solicit, initiate, encourage or knowingly facilitate any inquiry or the making of any proposal or offer, (b) enter into, continue or otherwise participate in any discussions or negotiations, or enter into any Contract, (c) furnish to any Person any non-public information or grant any Person access to its properties, books, Contracts, personnel and records, or (d) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principal, merger agreement, acquisition agreement, option agreement or other similar agreement or propose, whether publicly or to any director or Securityholder, or agree to do any of the foregoing for the purpose of encouraging or facilitating any proposal, offer, discussions or negotiations; in each case regarding any business combination transaction involving the Company or any other transaction to acquire all or any part of the assets (including, without limitation, Intellectual Property), business or properties (but in all cases excluding the sale of inventory and licenses in the ordinary course of business) of the Company or any amount of the capital stock of the Company (whether or not outstanding), whether by merger, purchase of assets, purchase of stock, tender offer, license or otherwise, other than with the Purchaser. The Company and the OpCo will immediately cease and cause to be terminated any such negotiations, discussion or Contracts (other than with the Purchaser) that are the subject of clauses (a) or (b) above and will immediately cease providing and deliver notice for the return or destruction of any non-public information and terminate any access of the type referenced in clause (c) above. If the Company, OpCo or any of their respective Affiliates, directors, officers, employees, agents, consultants or other advisors and representatives receives, prior to the Closing, any offer, proposal or request, directly or indirectly, of the type referenced in clause (a) or (b) above or any request for disclosure or access as referenced in clause (c) above, the Company, OpCo or such Affiliates, directors, officers, employees, agents, consultants or other advisors and representatives will immediately suspend any discussions with such offeror or Person with regard to such offers, proposals or requests and notify the Purchaser that an offer, proposal or request has been received, and will indicate to the Purchaser whether or not such offer, proposal or request is made by or on behalf of a Person identified on Section 5.6 of the Company Disclosure Schedule and the material terms of such offer or proposal, as the case may be.

5.7   Confidentiality.

(a)   For purposes of securities law compliance, each party agrees not to issue any press release or make any other public announcement relating to this Agreement without the prior written approval of the other party, except that each of the Purchaser, the Company and the Stockholder Representative reserves the right to make any public disclosure it believes in good faith is required by applicable Law or securities listing standards (in which case each of the Purchaser, the Company and the Stockholder Representative will consult with one another prior to any such disclosure as to the form and content of such disclosure). Following such public disclosure by one party, the other parties will have the right to issue press releases or make any other public announcements not inconsistent with the contents of such public disclosure.

(b)   Each party agrees to continue to abide by that certain Non-Disclosure Agreement dated as of February 2, 2010 (the "Confidentiality Agreement"), the terms of which are incorporated by reference in this Agreement and which terms will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect. Except as contemplated by Section 5.6(a), the existence of this Agreement and the other Ancillary Agreement and the terms hereof and thereof (including the exhibits and schedules appended hereto) will be deemed "Information" for purposes of the Confidentiality Agreement. Beginning on the date hereof, neither the Company nor any of its Affiliates will waive affirmatively any right under any nondisclosure agreement previously entered into by the Company and any other Person with respect to the evaluation of the sale of the Company without the prior written consent of the Purchaser.

5.8   Section 280G Matters. No later than five Business Days prior to the Closing Date, the Company will deliver to the Purchaser reasonably detailed information setting forth all persons who may be "disqualified individuals" as described below and who may be receiving payments or benefits in connection with the Merger (under this Agreement, the Employee Carve-Out Plan or any other contract, plan or arrangement with the Company or otherwise, including severance payments, and acceleration of vesting or benefits under options or restricted stock). If for any reason it reasonably appears to the Purchaser that a disqualified individual will receive an excess parachute payment, then the balance of this Section 5.8 will apply. Prior to the Closing Date, the Company will submit to a stockholder vote or written consent approving the right of any "disqualified individual" (as defined in Section 280G(c) of the Code) to receive or retain any and all payments that would be deemed "parachute payments" under Section 280G of the Code, in a manner which complies with Section 280G of the Code and all applicable final regulations thereunder (the "280G Approval"). Prior to the delivery to the stockholders of the Company of documents to be delivered to the stockholders in connection with the 280G Approval, the Company will have given the Purchaser and its counsel a reasonable opportunity, but in any event no fewer than three Business Days, to review and comment on final drafts of all such documents.

5.9   Stockholder Materials. Within five Business Days of the execution of this Agreement, the Company will deliver an information statement, the form of written consent required pursuant to other provisions of this Agreement and all information that may be required to be given to the Stockholders pursuant to the DGCL in connection with the Merger, including, to the extent applicable, adequate notice of the Merger and information concerning dissenters' rights under the DGCL (the "Stockholder Materials") to all Stockholders entitled to receive such under the DGCL. Prior to the delivery of the Stockholder Materials, the Company will have given the Purchaser and its counsel a reasonable opportunity (but in no event fewer than two Business Days) to review a reasonably final draft of the Stockholder Materials. The form of written consent will include language to the effect that each consenting Stockholder agrees to be bound by the indemnification provisions of Article 9 of this Agreement applicable to them as if the consenting Stockholder were a signatory to this Agreement and will otherwise be in form and substance reasonably satisfactory to the Purchaser. The Stockholder Materials will also specify the address to which any notices concerning dissenters' rights must be sent and will request that a copy of such notice be sent to the Purchaser at an address specified by the Purchaser. At the time it is sent and at all times subsequent thereto (through and including the Effective Time), the Stockholder Materials will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading; provided, however, that the Company will not be responsible for information about the Purchaser which is accurately stated from information which the Purchaser has publicly released or filed or otherwise not objected to by the Purchaser or its representatives (including counsel), in writing, in connection with its above-stated review. If, at any time prior to the Effective Time, any event or information should be discovered by the Company which must legally be set forth in an amendment or supplement to the Stockholder Materials, then the Company will promptly inform the Purchaser of such occurrence, and the Company will deliver to the Stockholders such amendment or supplement. The Stockholder Materials will include the recommendation of the board of directors of the Company in favor of this Agreement and the Merger and the conclusion of the board of directors of the Company that the terms and conditions of the Merger are fair and reasonable to, and in the best interests of, the Stockholders.

5.10   Meeting or Consent of Stockholders. The Company will within 15 Business Days after the date hereof take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to deliver a solicitation for the written consent of the Stockholders to approve this Agreement and the Merger. The Company will use its commercially reasonable efforts to obtain promptly from all of the Stockholders written consents in favor of the Merger and take all other action necessary to secure the approval of all such Stockholders.

5.11   Satisfaction of Conditions Precedent. Each of the parties hereto will use its best efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Article 6, and each of the parties hereto will use its best efforts to cause the transactions contemplated in this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all (a) of the Governmental Authorizations and consents listed in Section 6.1(c) of the Company Disclosure Schedule, and (b) authorizations of third parties, and to make all filings with, and give all notices to, third parties which may be necessary or reasonably required on its part in order to effect the transactions contemplated herein.

5.12   401(k) Plan. On or prior to the day preceding the date on which the Effective Time occurs, if requested by the Purchaser at least five days prior to the Closing Date, the Company will deliver to the Purchaser resolutions of the board of directors of the Company approving the termination of the Company's 401(k) plan, effective on the day preceding the date on which the Effective Time occurs.

5.13   Customs Report. As soon as practicable after the date hereof, the OpCo will prepare and submit a voluntary self-disclosure to U.S. Customs and Border Protection at the port of Los Angeles International Airport in accordance with 19 USC 1592(c)(4) and 19 CFR 162.74 regarding the undervaluation of certain entries of integrated circuits, if any. Such voluntary self-disclosure will be prepared and submitted, and any payment will be made in connection therewith, by the OpCo following consultation with the Purchaser. The Purchaser and Merger Sub will cooperate reasonably with OpCo and the Company in the preparation and submission of such voluntary self-disclosure.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

6.1   Conditions to the Obligation of the Purchaser and the Merger Sub. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the conditions set forth in this Section 6.1 (any of which may be waived by the Purchaser and the Merger Sub, in whole or in part, but only in a writing signed by the Purchaser).

(a)   Accuracy of Representation and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality will be true and correct in all respects, and all other representations and warranties of the Company set forth in this Agreement will be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date or as of the date of this Agreement (in which case such representations and warranties will be true and correct as of such date).

(b)   Performance of Covenants. All of the covenants and obligations that the Company is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all respects.

(c)   Consents. Each of the Governmental Authorizations and consents listed on Section 6.1(c) of the Company Disclosure Schedule must have been obtained and must be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or otherwise been terminated.

(d)   401(k). The Company will have terminated its 401(k) plan, if requested to do so by Purchaser in accordance with Section 5.12.

(e)   No Action. There must not be in effect any Law or Judgment, and there must not have been commenced or threatened any Proceeding, that in any case would (i) prohibit, prevent, make illegal, delay or otherwise interfere with the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (ii) cause any of the transactions contemplated by this Agreement or any of the Ancillary Agreements to be rescinded following consummation or (iii) affect, in a material and adverse manner, the right of the Purchaser to own the capital stock of the Company or to control the Company.

(f)   No Material Adverse Effect. Since the date of this Agreement, there must not have been any change or event that has had a Material Adverse Effect on the Company.

(g) Deliveries. The Company will have made each of the following deliveries:

(i) a certificate of merger, signed on behalf of the Company, in the form attached hereto as Exhibit H;

(ii) a certificate, dated as of the Closing Date, executed by the Secretary or other appropriate officer of the Company confirming the satisfaction of the conditions specified in Sections 6.1(a), 6.1(b) 6.1(d), 6.1(f) and 6.1(h);

(iii) resignations effective as of the Closing Date of each director and officer of the Company and its Subsidiaries requested by Purchaser in writing prior to the Closing Date;

(iv) a certificate of the Secretary or Assistant Secretary of the Company in a form reasonably acceptable to the Purchaser dated as of the Closing Date and attaching with respect to the Company (A) the Company's charter and all amendments thereto, certified by the Secretary of State of the state of Delaware not more than five Business Days prior to the Closing Date, (B) the Company's bylaws and all amendments thereto, (C) a certificate of good standing of the Company certified by the Secretary of State of the state of Delaware and issued not more than five Business Days prior to the Closing Date, (D) all resolutions of the board of directors (or a duly authorized committee thereof) of the Company and of the Stockholders relating to this Agreement and the transactions contemplated by this Agreement and (E) incumbency and signatures of the officers of the Company executing this Agreement or any other agreement contemplated by this Agreement;

(v) the Final Merger Consideration Allocation Schedule;

(vi) a list of all maintenance actions that must be taken by the Company within 30 days after Closing including with respect to the payment of any fees or Taxes or the filing of any documents necessary to maintain or renew any Registered Intellectual Property; and

(vii) and such other documents, instruments and certificates as the Purchaser may reasonably request which are reasonably necessary for the purpose of consummating the transactions contemplated by this Agreement.

(h) Dissenter's Rights. The number of shares of Company Capital Stock which, as of the Closing, have become or could be entitled to become Dissenting Shares will not exceed 3% of the aggregate number of Outstanding Company Shares as of the Effective Time. The Company will have furnished to the Purchaser as of three Business Days preceding the Closing Date in writing the names, addresses and number of shares held by any holders of such dissenting shares, together with the Stockholders holding Outstanding Company Shares and number of shares held by them who have given written consent to the Agreement and the Merger, certified by the Company's Secretary.

(i) Ancillary Agreements. Each of the Ancillary Agreements must have been executed and delivered by each of the other parties thereto, and each such Ancillary Agreement will be in full force and effect.

(j) Payoff & Release Letters. Payoff letters will have been delivered from the creditors to whom the Closing Indebtedness is owed containing the name and account number of each Person to which Closing Indebtedness will be due and payable at the Closing and containing the amount of the Closing Indebtedness to be paid to each such Person at the Closing and stating that, upon payment at the Closing of the amounts set forth in such certificate, such amount of Closing Indebtedness will be fully paid, satisfied and discharged in its entirety.

        (k)   <u>FIRPTA Notice</u>. The Company will prepare a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h)(2), dated as of the Closing Date, executed by the Company, together with written authorization for the Surviving Corporation to deliver such notice (in the form so prepared) to the Internal Revenue Service after the Effective Time.

        6.2   <u>Conditions to the Obligation of the Company</u>. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the conditions set forth in this Section 6.2 (any of which may be waived by the Company, in whole or in part, but only in a writing signed by the Company).

        (a)   <u>Accuracy of Representation and Warranties</u>. The representations and warranties of the Purchaser and the Merger Sub set forth in this Agreement that are qualified as to materiality will be true and correct in all respects, and all other representations and warranties of the Purchaser and the Merger Sub set forth in this Agreement will be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date or as of the date of this Agreement (in which case such representations and warranties will be true and correct as of such date).

        (b)   <u>Performance of Covenants</u>. All of the covenants and obligations that the Purchaser or the Merger Sub are required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants and obligations), including delivery of the payments required under Section 2.1(b)(v).

        (c)   <u>Consents</u>. Each of the Governmental Authorizations listed on Section 6.1(c) of the Company Disclosure Schedule must have been obtained and must be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or otherwise been terminated.

        (d)   <u>No Action</u>. There must not be in effect any Law or Judgment, and there must not have been commenced or threatened any Proceeding, that in any case would (i) prohibit, prevent or make illegal the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements or (ii) cause any of the transactions contemplated by this Agreement or any of the Ancillary Agreements to be rescinded following consummation.

        (e)   <u>Officer's Certificate</u>. The Purchaser must have delivered to the Company a certificate, dated as of the Closing Date, executed by the Secretary or other appropriate officer of the Purchaser, (i) confirming the satisfaction of the conditions specified in Sections 6.2(a) and 6.2(b) and (ii) in a form reasonably acceptable to the Company, attaching with respect to the Merger Sub (A) the Merger Sub's charter and all amendments thereto, certified by the Secretary of State of the state of Delaware not more than five Business Days prior to the Closing Date, (B) the Merger Sub's bylaws and all amendments thereto, (C) a certificate of good standing of the Merger Sub certified by the Secretary of State of the state of Delaware and issued not more than five Business Days prior to the Closing Date, (D) all resolutions of the board of directors (or a duly authorized committee thereof) of the Merger Sub and of all stockholders thereof relating to this Agreement and the transactions contemplated by this Agreement and (E) incumbency and signatures of the officers of the Purchaser and the Merger Sub executing this Agreement or any other agreement contemplated by this Agreement.

(f)   Ancillary Agreements. Each of the Ancillary Agreements must have been executed and delivered by each of the other parties thereto, and each such Ancillary Agreement will be in full force and effect. Each of the Purchaser and Merger Sub will have delivered to the Company such other documents, instruments and certificates as the Company may reasonably request which are reasonably necessary for the purpose of consummating the transactions contemplated by this Agreement.

ARTICLE 7
TERMINATION

7.1   Termination Events. This Agreement may, by written notice given before or at the Closing, be terminated:

(a)   by mutual consent of the Purchaser and the Company;

(b)   by the Purchaser if there has been a breach of any of the Company's representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.1(b), and which breach has not been cured or cannot be cured within 30 days after the notice of the breach from the Purchaser;

(c)   by the Company if there has been a breach of any of the Purchaser's or the Merger Sub's representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), and which breach has not been cured or cannot be cured within 30 days after the notice of breach from the Company;

(d)   by either the Purchaser or the Company if any Governmental Authority of competent jurisdiction has issued a nonappealable final Judgment or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(e)   by the Purchaser if the Closing has not occurred (other than through the failure of the Purchaser or the Merger Sub to comply fully with its obligations under this Agreement) on or before May 24, 2010; provided, however, that such period will be extended to June 24, 2010 to the extent necessary to satisfy the conditions set forth in Section 6.1(c) (except in circumstances contemplated by subsection (d) hereof);

(f)   by the Company if the Closing has not occurred (other than through the failure of the Company to comply fully with its obligations under this Agreement) on or before May 24, 2010; provided, however, that such period will be extended to June 24, 2010 to the extent necessary to satisfy the conditions set forth in Section 6.2(c) (except in circumstances contemplated by subsection (d) hereof); or

(g)   by the Purchaser upon receipt of an Update Notification from the Company, so long as that the conditions set forth in Section 6.2 have been satisfied or otherwise waived.

7.2   Effect of Termination. Each party's rights of termination under Section 7.1 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such rights of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all obligations of the parties under this Agreement terminate, except that (a) the provisions of Section 5.6(b), this Section 7.2, Section 7.3 and Article 11 (except for those in Section 11.11) will remain in full force and survive any termination of this Agreement, and (b) if this Agreement is terminated by a party pursuant to Section 7.1(b), 7.1(c) or 7.1(g), the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

7.3   Disposition of Documents. In the event of the termination of this Agreement by either the Company or the Purchaser as provided in Section 7.1 hereof, each party, if so requested by the other party, will (a) return promptly every document (other than documents publicly available and other than one copy thereof to be retained by outside counsel for such party) furnished to it by the other party (or any Subsidiary, division, associate or affiliate of such other party) in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof which may have been made, and will cause its representatives and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made, or (b) destroy such documents and cause its representatives and such other representatives to destroy such documents, and so certify such destruction to the other party.

ARTICLE 8
EMPLOYEE MATTERS

8.1   Acquired Employees. Subject to the provisions of this Article 8 and to any employment agreements to be executed by any Acquired Employees on or prior to the Closing Date or otherwise in effect as of the date hereof, the Acquired Employees will remain at-will employees of the Company immediately following the Effective Time, unless otherwise required by applicable Law.

8.2   Employee Communications. The parties will cooperate with respect to any employee communications regarding any matters provided for herein, provided that the Purchaser will retain the sole and absolute discretion to approve of, in advance, any written employee communications relating to any compensation or benefits to be provided by it or by the Company or any other Affiliate of the Purchaser under this Agreement or otherwise. The parties further agree to coordinate in advance any formal meetings or presentations between Acquired Employees and any representative of the Purchaser and any Purchaser written employee communications.

8.3   WARN Act. Provided that on or before the Closing Date the Company has provided Purchaser with an accurate and complete list of all employee terminations, by date and location, implemented by the Company in the 90-day period preceding the Closing Date, the Purchaser will be responsible for all Liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of the Purchaser occurring on and after the Closing Date.

8.4   D&O. For a period of six years after the Closing, the Purchaser, the Company and its Subsidiaries will not amend, repeal or modify (in a manner adverse to the beneficiary thereof) any provision in the Company's or any of its Subsidiaries' respective charters or bylaws relating to exculpation or indemnification of any officers or directors, it being the intent of the parties that the officers and directors of the Company and its Subsidiaries on the date hereof will continue to be entitled to such exculpation and indemnification to the fullest extent of the Law. After the Closing, the Purchaser, the Company and its Subsidiaries will, at the election and sole expense of the Stockholder Representative, continue to provide any Person who is on the date hereof, an officer or director of the Company or any of its Subsidiaries, officers' and directors' liability insurance coverage ("D&O Insurance") with respect to all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "D&O Claim") to the extent that any such D&O Claim is based on, or arises out of, (a) the fact that such Person is or was a director or officer of the

Company or any of its Subsidiaries at any time prior to the Closing Date or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at any time prior to the Closing Date, or (b) this Agreement or any of the transactions contemplated hereby or thereby in each case to the extent that any such claim pertains to any matter or fact arising, existing, or occurring prior to or at the Closing Date, regardless of whether such claim is asserted or claimed prior to, at or after the Closing Date, which coverage will be substantially similar to the Company and its Subsidiaries' (as applicable) existing D&O Insurance, with an overall coverage amount not less than the overall coverage amount under such existing D&O Insurance.

ARTICLE 9
INDEMNIFICATION

9.1   Indemnification by the Securityholders. In the event that the Closing occurs, and subject to the limitations expressly set forth in Section 9.6 hereof, the Securityholders will have an obligation, on an individual basis solely in proportion to the aggregate Merger Consideration payable to them pursuant to this Agreement, to indemnify, defend and hold harmless the Purchaser, each of the Purchaser's Affiliates, the Surviving Corporation and each of their respective directors, officers, employees, agents, consultants, advisors, representatives and equity holders (collectively, the "Purchaser Indemnified Parties") from and against, and will pay to the Purchaser Indemnified Parties the monetary value of, any and all Losses incurred or suffered by the Purchaser Indemnified Parties arising out of or resulting from any of the following:

(a)   any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement, any Ancillary Agreement or in any certificate or instrument delivered by the Company pursuant to this Agreement;

(b)   the nonfulfillment, nonperformance or other breach of any covenant or agreement of the Company required to be fulfilled or performed at or prior to the Effective Time contained in this Agreement, any Ancillary Agreement or in any certificate or instrument delivered by the Company pursuant hereto;

(c)   any action taken by the Stockholder Representative which the Stockholder Representative is not authorized to take under Section 11.1 hereof;

(d)   any failure of any Securityholder to have good, valid and marketable title to the issued and outstanding shares of Company Capital Stock or Options issued in the name of such holder free and clear of all Encumbrances; and

(e)   any assertion or recovery by any Stockholder of the fair value, interest, and expenses or other amounts pursuant to dissenters' rights exercised or purportedly exercised pursuant to the DGCL (it being understood that any such Losses will not include the pro rata share of the Merger Consideration such asserting or recovering Stockholder would have received pursuant to this Agreement).

For purposes of determining under this Section 9.1 whether there is any inaccuracy in, or whether the Company has breached, any such representation, warranty or covenant, and the amount of any Losses associated therewith, the parties agree that all references to "material," "materially" or "materiality," or to whether a breach would have a "Material Adverse Effect" contained in the Specified Representations will be disregarded for purposes of calculating such Losses (although any such qualifications will be taken into account for purposes of determining the existence of such an inaccuracy or breach and whether such representation or warranty has been inaccurate or breached in the first instance).

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9.2   Indemnification by the Purchaser. In the event that the Closing occurs, and subject to the limitations expressly set forth in Section 9.6 hereof, the Purchaser will have an obligation to indemnify, defend and hold harmless the Securityholders (and each of their respective directors, officers, employees, agents, consultants, advisors, representatives and equity holders) from and against, and will pay to the Securityholders the monetary value of, any and all Losses incurred or suffered by the Securityholders (including each of their respective directors, officers, employees, agents, consultants, advisors, representatives and equity holders) directly or indirectly arising out of, relating to or resulting from any of the following:

(a)   any inaccuracy in or breach of any representation or warranty of the Purchaser or the Merger Sub contained in this Agreement or in any certificate or instrument delivered by the Purchaser or the Merger Sub in connection with this Agreement; and

(b)   the nonfulfillment, nonperformance or other breach of any covenant or agreement of the Purchaser or the Merger Sub contained in this Agreement, any Ancillary Agreement or in any instrument delivered pursuant hereto.

For purposes of determining under this Section 9.2 whether there is any inaccuracy in, or whether the Purchaser or the Merger Sub has breached, any such representation, warranty or covenant, and the amount of any Losses associated therewith, the parties agree (i) that all references to "material," "materially" or "materiality," or to whether a breach would have a "Material Adverse Effect" will be disregarded and (ii) that the representations, warranties and covenants are made for purposes of this Section 9.2 as if those disregarded words were not included.

9.3   Claim Procedure.

(a)   A party that seeks indemnity under this Article 9 (an "Indemnified Party") will give written notice (a "Claim Notice") to the party from whom indemnification is sought (an "Indemnifying Party") containing reasonably and in good faith (i) a description and the estimated amount to the extent determinable of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Losses.

(b)   Within 30 days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response in which the Indemnifying Party will either:

(i)   agree that the Indemnified Party is entitled to receive all of the Losses at issue in the Claim Notice; or

(ii)   dispute the Indemnified Party's entitlement to indemnification by delivering to the Indemnified Party a written notice (an "Objection Notice") setting forth each disputed item and the good faith, reasonable basis for disputing each such disputed item.

(c)   If the Indemnifying Party fails to take either of the foregoing actions within 30 days after delivery of the Claim Notice, then the Indemnifying Party will be deemed to have irrevocably accepted the Claim Notice.

(d)   If the Indemnifying Party delivers an Objection Notice to the Indemnified Party within 30 days after delivery of the Claim Notice, then the dispute may be resolved by any legally available means consistent with the provisions of Section 11.11.

(e)   If any Purchaser Indemnified Party is the Indemnified Party with respect to any claim for indemnification pursuant to this Article 9, the parties will contemporaneously deliver to the Escrow and Exchange Agent copies of each Claim Notice and Objection Notice in connection with such claim.

(f)   Any indemnification of the Securityholders pursuant to this Article 9 will be effected by wire transfer of immediately available funds to an account designated by the Stockholder Representative. All indemnification payments to be received by the Securityholders in accordance with this Article 9 will be allocated among the Stockholders in proportion to each Securityholder's pro rata share of the Holdback Fund as set forth on the Final Merger Consideration Allocation Schedule.

(g)   The foregoing indemnification payments will be made within 10 Business Days after the date on which (i) the amount of such payments are determined by mutual agreement of the parties, (ii) the amount of such payments are determined pursuant to Section 9.3(c) if an Objection Notice has not been timely delivered in accordance with Section 9.3(b) or (iii) both such amount and the Indemnifying Party's obligation to pay such amount have been determined by a final Judgment of a court having jurisdiction over such proceeding as permitted by Section 11.11 if an Objection Notice has been timely delivered in accordance with Section 9.3(b) (the "Settlement Date").

For purposes of Section 9.3 and Section 9.4, (i) if the Securityholders comprise the Indemnifying Party, any references to the Indemnifying Party (except provisions relating to an obligation to make or a right to receive any payments) will be deemed to refer to the Stockholder Representative and (ii) if the Securityholders comprise the Indemnified Party, any references to the Indemnified Party (except provisions relating to an obligation to make or a right to receive any payments) will be deemed to refer to the Stockholder Representative.

9.4   Third Party Claims.

(a)   In the event that the Indemnified Party is entitled, or is seeking to assert rights, to indemnification under this Article 9 relating to a claim by another Person, then the Indemnified Party will promptly deliver a Claim Notice to the Indemnifying Party and will include in such Claim Notice (i) notice of the commencement of any Proceeding relating to such claim promptly, but in any event within 30 days, after the Indemnified Party has received written notice of the commencement of such Proceeding or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification, (ii) the facts constituting the basis for such Proceeding and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party and (iii) the provisions of this Agreement under which such rights are claimed. Notwithstanding the foregoing, no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability or obligation under this Agreement except to the extent the Indemnifying Party is or has been prejudiced or has suffered actual Losses directly caused by the delay or other deficiency.

(b)   Within 30 days after the Indemnified Party's delivery of notice of the commencement of such Proceeding under this Section 9.4, the Indemnifying Party may assume control of the defense of such Proceeding by giving to the Indemnified Party written notice of the intention to assume such defense, but if and only if the Indemnifying Party further:

(i)   acknowledges in writing to the Indemnified Party that (A) any Losses actually recovered by such other Person and any additional amounts that may be claimed by the Indemnified Party in connection therewith constitute Losses for which the Indemnified Party will be indemnified pursuant to this Article 9, provided that the Indemnifying Party may contest the computation or validity of Losses so claimed by such Indemnified Party (but not its obligation to indemnify hereunder in light of the nature of such Losses and/or the matter giving rise thereto), and (B) the Indemnifying Party will advance all expenses and costs of defense; and

> (ii)   retains counsel for the defense of such Proceeding reasonably satisfactory to the Indemnified Party and furnishes to the Indemnified Party evidence satisfactory to the Indemnified Party that the Indemnifying Party has and will have sufficient financial resources to fund on a current basis the cost of such defense and paying all Losses that may arise under the claim.

However, in the event that the Securityholders are the Indemnifying Party, in no event may the Indemnifying Party assume or maintain control of the defense of any Proceeding (A) involving criminal liability, (B) involving claims to the extent relating to any Company Intellectual Property or the Intellectual Property of another Person, (C) in which any relief other than monetary damages is sought against the Indemnified Party, or (D) in which the outcome of any Judgment or settlement in the matter could materially adversely affect the business of any of (I) the Purchaser, (II) the business unit of the Purchaser that acquires the Company, or (III) the Company or the Surviving Corporation. An Indemnifying Party will lose any previously acquired right to control the defense of any Proceeding if for any reason the Indemnifying Party ceases to actively, competently and diligently conduct the defense.

> (c)   If the Indemnifying Party does not, or is not able to, assume or maintain control of such defense in compliance with Section 9.4(b), the Indemnified Party will have the right to control such defense. If the Indemnified Party controls such defense, the Indemnifying Party agrees to pay to the Indemnified Party promptly upon demand from time to time all reasonable, documented attorneys' fees and other costs and expenses of defense. The party not controlling such defense (the "Noncontrolling Party") may participate therein at its own expense. However, if the Indemnifying Party assumes control of such defense and the Indemnified Party and Indemnifying Party mutually and reasonably conclude that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Proceeding, then the reasonable fees and expenses of one separate counsel to the Indemnified Party (reasonably acceptable to the Indemnifying Party) will be considered and included as "Losses" for purposes of this Agreement solely to the extent necessary to represent the Indemnified Party's interests in the conduct of such defense arising solely with respect to such conflicting interest. The party controlling such defense (the "Controlling Party") will reasonably advise the Noncontrolling Party of the status of such Proceeding and the defense thereof and will consider in good faith recommendations made by the Noncontrolling Party. The Noncontrolling Party will furnish the Controlling Party with such information as it may have with respect to such Proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise reasonably and in good faith cooperate with and assist the Controlling Party in the defense of such Proceeding.

> (d)   The Indemnified Party will not agree to any compromise or settlement of, or the entry of any Judgment arising from, any such Proceeding without the prior written consent of the Indemnifying Party, which consent it will not unreasonably withhold, condition or delay. The Indemnifying Party will have no Liability with respect to any compromise or settlement of, or the entry of any Judgment arising from, any such Proceeding effected without its consent unless such consent was withheld, conditioned or delayed unreasonably.

> (e)   Notwithstanding the provisions of Section 11.12, each party consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought by another Person against any Indemnified Party for purposes of any claim that such Indemnified Party may have under this Agreement with respect to the Proceeding or the matters alleged therein. Each party agrees that process may be served on it with respect to such a claim anywhere in the world.

9.5   Survival.

(a)   All representations and warranties, and covenants to be performed, contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement will survive the Closing for a period of 12 months from the Closing Date (the "Indemnification Period"), other than the representation and warranty set forth in Section 3.5(c), which will terminate as of the Closing.

(b)   If an Indemnified Party delivers to an Indemnifying Party, before expiration of the Indemnification Period applicable to a representation or warranty, either a Claim Notice based upon a breach of any such representation or warranty, or a notice that, as a result of a Proceeding instituted or claim made by a Person that is not an Indemnified Party, the Indemnified Party reasonably expects to incur Losses, then the applicable representation or warranty will survive only for purposes of the resolution of the matter covered by such notice until the resolution thereof (subject to the limitations contained in this Agreement). If the Proceeding or written claim with respect to which such notice has been given is definitively withdrawn or resolved, the Indemnified Party will promptly so notify the Indemnifying Party.

9.6   Limitations on Liability.

(a)   The rights of a Purchaser Indemnified Party to assert claims against the Holdback Fund under this Article 9 will be the sole and exclusive remedy of a Purchaser Indemnified Party for any indemnification claims in respect of this Agreement (other than with respect to any injunctive relief available to any Purchaser Indemnified Party or any rights a Purchaser Indemnified Party may have against a particular Securityholder with respect to such representations and warranties of the Securityholder as are set forth in the Transmittal Letter executed and delivered by such Securityholder) and the transactions contemplated by this Agreement, and Purchaser Indemnified Parties will have no other rights or remedies for money damages in connection with any breach of this Agreement or any other Loss arising out of the negotiation, entry into or consummation of the transactions contemplated by this Agreement, and no Securityholder will have any liability in excess of its pro rata share of the then remaining amount in the Holdback Fund (in each case other than with respect to such representations set forth in such Securityholder's Transmittal Letter). After the Closing Date, no party may seek the rescission of the transactions contemplated by this Agreement.

(b)   The Holdback Fund will be the sole and exclusive source for the Purchaser Indemnified Parties to recover Losses for which they may be entitled under this Article 9.

(c)   Notwithstanding anything contained herein to the contrary, the Purchaser Indemnified Parties will not have any rights to indemnification under this Agreement unless and until all aggregate Losses subject to such indemnification collectively exceed $750,000 (the "Threshold"), whereupon such indemnification will thereafter be available (subject to the other provisions of this Agreement) solely with respect to the amount of such Losses that exceed the Threshold; provided, however, that the Threshold will not apply to (i) any inaccuracy in or breach of any representation or warranty of the Company contained in Section 3.4 or (ii) the matters described in Sections 9.1(c) through 9.1(f) hereof (and Losses pursuant to any inaccuracy in or breach of such representation or warranty of the Company contained in Section 3.4 or the matters described in Sections 9.1(c) through 9.1(f) will not count toward the Threshold).

(d)   In no event will the Purchaser's Liability under this Agreement exceed the amount of the Merger Consideration.

(e)   Notwithstanding any other provision of this Agreement, nothing in this Agreement limits the Liability of a party to another party for fraud by such party.

9.7   No Right of Indemnification or Contribution. No Securityholder has any right of indemnification or contribution against the Company with respect to any breach by the Securityholders of any of their representations, warranties, covenants or agreements in this Agreement or any Ancillary Agreement, whether by virtue of any contractual or statutory right of indemnity or otherwise, and all claims to the contrary are hereby waived and released.

9.8   Exercise of Remedies by Purchaser Indemnified Parties other than the Purchaser. No Purchaser Indemnified Party (other than the Purchaser or any successor or assignee of the Purchaser) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless the Purchaser (or any successor or assignee of the Purchaser) consents to the assertion of the indemnification claim or the exercise of any other remedy. No Securityholder is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless the Stockholder Representative consents to the assertion of the indemnification claim or the exercise of any other remedy.

9.9   Treatment of Indemnification Payments; Net Recovery; Exclusive Remedy; Mitigation.

(a)   All indemnification payments arising hereunder will be deemed adjustments to the Merger Consideration for all Tax purposes.

(b)   The amount of any Losses for which indemnification is provided under Article 9 will be net of any amounts actually recovered by the Indemnified Party as a result of such Loss under insurance policies or other third-party sources of reimbursement or indemnification so long as such recoverable amounts are pursued by the Purchaser Indemnified Parties in good faith, otherwise the amount of any Losses for which indemnification is provided under Article 9 will be net of any amounts recoverable by the Indemnified Party, in each instance net of any deductible amount paid by such Indemnified Party in connection with such insurance recovery. The amount of any Loss claimed by any Indemnified Party hereunder will be reduced to the extent of any tax savings or benefits realizable by any Indemnified Party which is attributable to any deduction, loss, credit or other tax benefit resulting from or arising out of such Loss. The amount of any Loss claimed by any Indemnified Party hereunder will be reduced to the extent the Indemnified Party may recover any amounts from third parties with respect to the matters relating to such Loss. If the amount to be netted hereunder from any indemnification payment required pursuant to Article 9 is finally determined after such payment, the Indemnified Party will repay the Indemnifying Party promptly (but in any event within five Business Days after such final determination) any amount that the Indemnifying Party would not have had to pay pursuant to such provision had such determination been made at the time of such payment.

(c)   The Purchaser will, and will cause its Affiliates (including after the Closing, the Company) to, take commercially reasonable steps, viewed in light of the then-applicable business conditions of the Purchaser and its Affiliates, to mitigate any Losses as soon as reasonably practicable after any Purchaser Indemnified Party becomes aware of any event which does, or would reasonably be expected to, give rise to any such Losses.

(d)   Notwithstanding anything to the contrary contained in this Agreement, no Securityholder will have any liability with respect to any Losses under this Article 9 arising out of, resulting from, relating to, in the nature of, or caused by any Liability (i) to the extent but only to the extent that the Liability giving rise to such Loss (or a part thereof) with respect to such matter has been taken into account in the determination of Final Closing Working Capital, Final Closing Indebtedness or

Final Closing Expenses, each as finally determined pursuant to Section 2.8, or (ii) that is the subject matter of Section 2.3 of the Company Disclosure Schedule.


ARTICLE 10
TAX MATTERS

10.1   Assistance and Cooperation. The Purchaser, the Company and the Stockholder Representative will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Proceeding with respect to Taxes.

10.2   Tax Sharing Agreement. Any tax sharing agreements or arrangements to which the Company or any Subsidiary may be a party or have liability will be terminated effective as of the Closing. After the Closing, neither the Securityholders nor their Affiliates will have any further rights or liabilities thereunder, and this Agreement will be the sole Tax sharing agreement relating to the Company and its Subsidiaries for all periods beginning before the Closing.

10.3   Powers of Attorney. Any power of attorney or similar agreement to which the Company or any Subsidiary may be a party with respect to Taxes will be terminated effective as of the Closing.


ARTICLE 11
GENERAL PROVISIONS

11.1   Stockholder Representative.

(a)   By virtue of its approval of the Merger or submission of the Transmittal Documentation (as applicable), each Securityholder designates and appoints the Stockholder Representative as such Securityholder's agent and attorney-in-fact with full power and authority to take any and all actions that the Stockholder Representative believes are necessary or appropriate under this Agreement, the Exchange Agent Agreement and the Escrow Agreement for and on behalf of the Securityholder, as fully as if each Securityholder was acting on its own behalf, including, without limitation, full power and authority on such Securityholder's behalf (i) to give and receive notices and communications, to accept service of process on behalf of such Securityholder pursuant to Section 11.11, (ii) to authorize, negotiate, compromise, settle, agree to and otherwise handle any adjustments to the Merger Consideration under Section 2.7 and Section 2.8 and other applicable provisions of this Agreement, (iii) to agree to, negotiate, enter into settlements and compromises of, and comply with Judgments of courts or other Governmental Authorities and awards of arbitrators, with respect to, any claims by any Purchaser Indemnified Party against any Securityholder or by any Securityholder against any Purchaser Indemnified Party, or any other dispute between any Purchaser Indemnified Party and any Securityholder, in each case relating to this Agreement or the transactions contemplated by this Agreement, (iv) to consummate the transactions contemplated herein, (v) to pay such Securityholder's portion of the Closing Expenses (whether incurred on or after the date hereof) and to retain amounts from the Merger Consideration for the purpose of paying expenses incurred by it pursuant to matters arising out of this Agreement or satisfying any post-Closing adjustment(s) to the Merger Consideration, (vi) to disburse any funds received hereunder to each Securityholder, (vii) to execute and deliver any Certificates and execution of such further instruments as may be delivered to Purchaser, (viii) to interpret all of the terms and provisions of this Agreement, the Exchange Agent Agreement and the Escrow Agreement and to consent to, execute and deliver any amendment or waiver hereof or thereof on behalf of each such Securityholder, (ix) to take all other actions to be taken by or on behalf of such Securityholder in connection herewith, (x) to authorize payments to be made with respect to this Agreement and the Escrow Agreement, (xi) to deal with Purchaser and the Escrow and Exchange Agent under this Agreement, the


53

Exchange Agent Agreement and the Escrow Agreement with respect to all matters arising under each such Agreement, (xii) to take any and all other actions specified in or contemplated by this Agreement, the Exchange Agent Agreement and the Escrow Agreement, and to engage counsel, accountants or other agents in connection with the foregoing matters, (xiii) to obtain reimbursement (whether or not out of the Stockholder Rep Expense Fund) as provided for herein for all out-of-pocket fees and expenses and other obligations of, or incurred by, the Stockholder Representative in connection with this Agreement, the Exchange Agent Agreement and the Escrow Agreement and (xiv) to take all actions that are either (A) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (B) specifically mandated by the terms of this Agreement. Notices or communications to or from the Stockholder Representative will constitute notice to or from each of the Securityholders for all purposes under this Agreement except where the context otherwise requires.

(b)   The Stockholder Representative may delegate its authority as Stockholder Representative to any one of the Securityholders for a fixed or indeterminate period of time upon not fewer than 10 Business Days' prior written notice to the Purchaser in accordance with Section 11.2. Each successor Stockholder Representative has all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholder Representative, and the term "Stockholder Representative" as used in this Agreement includes any successor Stockholder Representative.

(c)   A decision, act, consent or instruction of the Stockholder Representative constitutes a decision of all the Securityholders (except where the context otherwise requires) and is final, binding and conclusive upon the Securityholders, and the Purchaser and any Indemnified Party may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Securityholders. The Purchaser is hereby relieved from any Liability to any Person for any acts done or omissions by the Purchaser in accordance with such decision, act, consent or instruction of the Stockholder Representative (so long as the Purchaser did not act in a manner constituting fraud, gross negligence or willful misconduct). Without limiting the generality of the foregoing, the Purchaser is entitled to rely, without inquiry, upon any document delivered by the Stockholder Representative as being genuine and correct and having been duly signed or sent by the Stockholder Representative.

(d)   The Stockholder Representative will have no Liability to any Person for any act done or omitted under this Agreement as the Stockholder Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. The Securityholders will severally indemnify and hold harmless the Stockholder Representative from and against any Losses the Stockholder Representative may suffer as a result of any such action or omission.

(e)   The Stockholder Representative will receive no compensation for services as the Stockholder Representative. The Securityholders will reimburse, on a pro rata basis in proportion to their interest in the Merger Consideration, the Stockholder Representative for professional fees and expenses of any attorney, accountant or other advisors retained by the Stockholder Representative and other reasonable out-of-pocket expenses incurred by the Stockholder Representative in connection with the performance of the Stockholder Representative's duties under this Agreement. An amount equal to $250,000 (the "Stockholder Rep Expense Fund") will be deducted from the Merger Consideration and delivered to the Stockholder Representative at the Closing to be held in trust to cover and reimburse the out-of-pocket fees and expenses incurred by the Stockholder Representative for its obligations in connection with this Agreement, the Escrow Agreement and the Exchange Agent Agreement, with any balance of the Stockholder Rep Expense Fund not incurred for such purposes to be returned to the Securityholders on a pro rata basis.

(f)   This appointment and grant of power and authority by the Securityholders to the Stockholder Representative pursuant to this Section 11.1 is coupled with an interest, is in consideration of the mutual covenants made in this Agreement, is irrevocable and may not be terminated by the act of any Securityholder or by operation of Law, whether upon the death or incapacity of any Securityholder, or by the occurrence of any other event.

11.2   Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day), (c) received or rejected by the addressee, if sent by certified mail, return receipt requested or (d) sent by electronic mail with confirmation of delivery; in each case to the following addresses, facsimile numbers or electronic mail address and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a party may designate by notice to the other parties):

(a) If to the Company:

Teridian Semiconductor Holdings
Corporation
c/o Golden Gate Capital
One Embarcadero Center, 39th Floor
San Francisco, CA 94111
Attention:

Facsimile:
Email:

With a copy to:

Kirkland & Ellis LLP
555 California St., Suite 2700
San Francisco, CA 94104
Attention:
Facsimile:
Email:

(b) If to the Purchaser or the Merger Sub:

Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086
Attention:
Facsimile
Email:

With a copy to:

Baker & McKenzie LLP
660 Hansen Way
Palo Alto, California 94304-1044
Attention:
Facsimile
Email:

(c) If to the Stockholder Representative:

GGC Services Holdco, LLC
c/o Golden Gate Capital
One Embarcadero Center
39th Floor
San Francisco, CA 94111
Attention:
Facsimile:
email:

With a copy to:

Kirkland & Ellis LLP
555 California St., Suite 2700
San Francisco, CA 94104
Attention:
Facsimile:
Email:

11.3   Amendment. This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement. Any amendment of this Agreement signed by the Stockholder Representative is binding upon and effective against each Securityholder regardless of whether or not such Securityholder has in fact signed such amendment.

11.4   Waiver and Remedies. The parties may (a) extend the time for performance of any of the obligations or other acts of any other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party to this Agreement contained in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement or (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained in this Agreement. Any such extension or waiver by any party to this Agreement will be valid only if set forth in a written document signed on behalf of the party or parties against whom the waiver or extension is to be effective. Any such extension or waiver signed by the Stockholder Representative is binding upon and effective against each Securityholder regardless of whether or not such Securityholder has in fact signed the extension or waiver. No extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant, agreement or condition, as the case may be, other than that which is specified in the written extension or waiver. No failure or delay by any party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Any enumeration of a party's rights and remedies in this Agreement is not intended to be exclusive, and a party's rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

11.5   Entire Agreement. This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, or any of them, written or oral, with respect to the subject matter of this Agreement.

11.6　　Assignment and Successors. This Agreement binds and benefits the parties and their respective heirs, executors, administrators, successors and assigns, except that the Company may not assign any rights under this Agreement without the prior written consent of the Purchaser. No party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section.

11.7　　Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

11.8　　Exhibits and Schedules. The exhibits and schedules to this Agreement are incorporated herein by reference and made a part of this Agreement. The Company Disclosure Schedule is arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article 3. The listing or inclusion of a copy of a document or other item is not adequate to disclose an exception to any representation or warranty in this Agreement unless the representation or warranty relates to the existence of the document or item itself. The Company Disclosure Schedule will be subject to the following terms and conditions: (a) any item disclosed in any particular part of the Company Disclosure Schedule will be deemed to be disclosed in any other part of the Company Disclosure Schedule to the extent its relevance or appropriateness is reasonably apparent from the context in which it is presented, and to the extent of any cross-references and the like; (b) no disclosure of any matter contained in the Company Disclosure Schedule will create an implication that such matter meets any standard of materiality other than the applicable standard set forth in this Agreement (matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule, it being understood and agreed that such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature, nor will the inclusion of any item be construed as implying that any such item is "material" for any purpose); and (c) headings and introductory language have been inserted on the sections of the Company Disclosure Schedule for convenience of reference only and will to no extent have the effect of amending or changing the express description of the sections as set forth in this Agreement.

11.9　　Interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any party because that party or its attorney drafted the provision.

11.10　　Governing Law. Unless any exhibit or schedule specifies a different choice of law, the internal laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its exhibits and schedules and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom.

11.11　　Disputes. The Purchaser and the Company (or, after the Effective Time, the Stockholder Representative) agree to use reasonable efforts to resolve between themselves any dispute they have with respect to the matters covered hereby, pursuant to this Agreement, the Ancillary Agreements or any agreement or document delivered pursuant hereto or thereto, including any amendments hereof and thereof in the following manner: The parties mutually desire that friendly collaboration will develop between themselves. Accordingly, and without limiting any rights hereunder, the parties will try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, any agreement or document delivered pursuant hereto or any other Ancillary Agreements.

11.12 Jurisdiction. The parties hereto irrevocably submit to the exclusive jurisdiction of the United States District Court for the Northern District of California (or, if subject matter jurisdiction in that court is not available, in the state courts of California located in the county of Santa Clara, California) over any dispute arising out of or relating to this Agreement, any Ancillary Agreement or any agreement or instrument contemplated hereby or thereby or entered into in connection herewith or therewith or any of the transactions contemplated hereby or thereby. Each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding will be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith. EACH OF THE PARTIES HERETO WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY'S RIGHTS UNDER THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR THEREBY OR ENTERED INTO IN CONNECTION HEREWITH OR THEREWITH OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

11.13 Limitation of Liabilities. IN NO EVENT WILL ANY PARTY WHICH IS A SIGNATORY TO THIS AGREEMENT BE LIABLE TO ANY PARTY OR OTHER PERSON FOR ANY LOST PROFITS, OTHER CONSEQUENTIAL, SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, EXEMPLARY OR PUNITIVE DAMAGES OF ANY KIND, REGARDLESS OF WHETHER SUCH PARTY WILL BE ADVISED, WILL HAVE OTHER REASON TO KNOW, OR IN FACT WILL KNOW OF THE POSSIBILITY OF THE FOREGOING; UNLESS, SOLELY WITH RESPECT TO CONSEQUENTIAL OR SPECIAL (TO THE EXTENT THAT SUCH DAMAGES ARE DEEMED TO BE CONSEQUENTIAL), SUCH DAMAGES CONSTITUTE LOSSES WITHIN THE MEANING OF ARTICLE 9 AND ARE OWED TO THIRD PARTIES AS PART OF A JUDGMENT IN CONNECTION WITH A CLAIM OF SUCH THIRD PERSON AGAINST AN INDEMNIFIED PARTY.

11.14 Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party's signature is as effective as signing and delivering the counterpart in person.

11.15 Expenses. Except as otherwise expressly provided in this Agreement, each party will bear its respective direct and indirect expenses incurred in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives. If this Agreement is terminated, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from any breach of this Agreement by another party.

11.16   Construction. Any reference in this Agreement to an "Article," "Section," "Exhibit" or "Schedule" refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement should be construed to be of such gender or number as the circumstances require. The term "including" means "including without limitation" and is intended by way of example and not limitation. Any reference to a statute is deemed also to refer to any amendments or successor legislation, and all rules and regulations promulgated thereunder, as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The terms "herein," "hereof," "hereby," "hereunder" and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed. Reference to any Person will include such Person's predecessors. The plural will be deemed to include the singular and vice versa. Use of "or" is not intended to be exclusive unless expressly indicated otherwise." A defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any Article, Section, Exhibit or Schedule of or to this Agreement. The word "dollar" and the symbol "$" refer to the lawful currency of the United States of America.

11.17   Specific Performance, Injunctive Relief. In addition to and not in derogation of any other remedy available at law (or in equity) for such breach, and subject to the express limitations contained in this Agreement, the Company and the Securityholders will be entitled to specific performance, injunctive or other equitable relief in order to enforce their rights under or prevent any violations (whether anticipatory, continuing or future) of the terms hereof with respect to the Merger and the other transactions contemplated hereby by in the event of breach prior to the Effective Time by the other party. The foregoing sentence will not be construed as a waiver by the Company or any Securityholder of any right such Person may now have or hereafter acquire to monetary damages from the other parties.

11.18   Attorney-Client Privilege and Conflict Waiver. In connection with any dispute that may arise between the Stockholder Representative (whether in its capacity as such or as a Securityholder) or any of its Affiliates, on the one hand, and the Purchaser or the Company or any of their Affiliates, on the other hand, in connection with this Agreement or the transactions contemplated hereby, Purchaser will not, and will not cause the Company to, seek to have Kirkland & Ellis LLP disqualified from representing the Stockholder Representative (or any of its Affiliates).

*   *   *   *   *

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

"Purchaser"

Maxim Integrated Products, Inc., a Delaware corporation

By: // Edwin Medlin
Name: Edwin Medlin
Title: Vice President and Senior Counsel

"Merger Sub"

MIP Tropic, Inc., a Delaware corporation

By: //Mark Casper
Name: Mark Casper
Title: President

[Signature pages continued on next page]

[Continuation of signature pages]

"Company"

Teridian Semiconductor Holdings Corporation, a
Delaware corporation

By: // Gerald Fitch
Name: Gerald Fitch
Title: Vice President

"OpCo"
Solely for purposes of Article 5 herein

Teridian Semiconductor Corporation, a California
corporation

By: // Gerald Fitch
Name: Gerald Fitch
Title: President, Chief Executive Officer

"Stockholder Representative"
Solely for the purposes related to the Stockholder Representative as set forth herein

GGC Services Holdco, LLC, a Delaware limited
liability company

By: // John Knoll

[End of signature pages]

List of Exhibits

Exhibit A	Definitions
Exhibit B	Escrow Agreement
Exhibit C	Exchange Agent Agreement
Exhibit D-1	Preliminary Merger Consideration Allocation Schedule
Exhibit D-2	Final Merger Consideration Allocation Schedule
Exhibit E	Company Disclosure Schedule
Exhibit F	[Intentionally Omitted]
Exhibit G	[Intentionally Omitted]
Exhibit H	Form of Certificate of Merger
Exhibit I	Working Capital Schedule
Exhibit J	Schedule 3.5(c)
Exhibit K	Company Knowledge Parties

Exhibit A

Definitions

For the purposes of this Agreement:

"<u>Acquired Employees</u>" means those employees or independent contractors of the Company and its Subsidiaries immediately prior to the Effective Time who are identified as such in Section 3.17(a) of the Company Disclosure Schedule.

"<u>Adjustment Calculation</u>" has the meaning set forth in Section 2.8(a).

"<u>Adjustment Notice</u>" has the meaning set forth in Section 2.8(a).

"<u>Affiliate</u>" means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. In addition to the foregoing, if the specified Person is an individual, the term "Affiliate" also includes (a) the individual's spouse, (b) the members of the immediate family (including parents, siblings and children) of the individual or of the individual's spouse and (c) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals. For purposes of this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"<u>Agreement</u>" has the meaning set forth in the introductory paragraph.

"<u>Ancillary Agreements</u>" means, collectively, the Escrow Agreement, the Exchange Agent Agreement and the Noncompetition Agreements.

"<u>Balance Sheet</u>" has the meaning set forth in Section 3.5.

"<u>Business Day</u>" means any day other than a Saturday, Sunday or any day on which banking institutions in the State of California are closed either under applicable Law or action of any Governmental Authority.

"<u>Cash</u>" means all cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, bank accounts and other similar cash items of the Company and its Subsidiaries.

"<u>Certificate</u>" has the meaning set forth in Section 2.4(a).

"<u>Claim Notice</u>" has the meaning set forth in Section 9.3(a).

"<u>Closing</u>" has the meaning set forth in Section 1.2.

"<u>Class A Common Stock</u>" has the meaning set forth in Section 3.4.

"<u>Class L Common Stock</u>" has the meaning set forth in Section 3.4.

"<u>Class L Per Share Preference Amount</u>" has the meaning set forth in Section 2.1(a)(i).

"Closing Balance Sheet" has the meaning set forth in 2.8(a).

"Closing Date" has the meaning set forth in Section 1.2.

"Closing Expenses" means all legal, accounting, tax, financial advisory and other professional expenses incurred by the Company as of the Closing in connection with the transactions contemplated by this Agreement; it being understood and agreed that each of (i) the Stockholder Rep Expense Fund, (ii) any management or transaction fees, interest accrued thereon and other related amounts owed by the Company as of the Closing Date to Golden Gate Capital or one of its Affiliates and (iii) any fees owed by the Company as of the Closing Date to PricewaterhouseCoopers LLP, will be included in the calculation of Closing Expenses.

"Closing Indebtedness" means the aggregate Indebtedness of the Company and its Subsidiaries on a consolidated basis as of immediately prior to the Closing.

"Closing Payment" has the meaning set forth in Section 1.2(c).

"Closing Working Capital" means the difference between Closing Working Capital Assets and Closing Working Capital Liabilities, each as further described on Exhibit I.

"Closing Working Capital Assets" means the sum of certain current assets of the Company and its Subsidiaries on a consolidated basis as of the close of business on the Closing Date, as such asset accounts are described on Exhibit I.

"Closing Working Capital Liabilities" means the sum of certain current liabilities of the Company as of the close of business on the Closing Date, as such liability accounts are described on Exhibit I.

"COBRA" has the meaning set forth in Section 3.16(c).

"Code" means the Internal Revenue Code of 1986, as amended.

"Collar Amount" means an amount equal to $200,000.

"Collar High Mark" means an amount equal to the sum of the Target Working Capital plus the Collar Amount.

"Collar Low Mark" means an amount equal to the Target Working Capital less the Collar Amount.

"Common Stock" has the meaning set forth in Section 3.4.

"Company" has the meaning set forth in the introductory paragraph.

"Company Capital Stock" means all of the issued and outstanding shares of Class A Common Stock and Class L Common Stock.

"Company Disclosure Schedule" has the meaning set forth in the introductory paragraph in Article 3.

"Company Intellectual Property" has the meaning set forth in Section 3.13(a).

"Company Plan" means any "employee benefit plan" (as defined in Section 3(3) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), any Pension Plan, any Title IV Plan, any Multiemployer Plan, any change in control, retention, performance, holiday pay, vacation pay, disability benefits, pension, retirement plans, post-retirement plans, profit sharing, bonus, severance, incentive compensation, deferred compensation, stock options, stock purchase, restricted stock or stock units, phantom stock, or stock appreciation plan, Contract or arrangement or material fringe benefit plan maintained for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has or may have any Liability (including any Liability arising from a Company Plan of an ERISA Affiliate).

"Confidential Information" means any information, in whatever form or medium, concerning the business or affairs of the Company.

"Confidentiality Agreement" has the meaning set forth in Section 5.7(b).

"Contract" means any contract, agreement, lease or understanding, whether written or oral.

"Controlling Party" has the meaning set forth in Section 9.4(c).

"DGCL" has the meaning set forth in Section 1.1.

"Dispute Notice" has the meaning set forth in Section 2.8(b).

"Dissenting Shares" has the meaning set forth in Section 2.6.

"DOL" has the meaning set forth in Section 3.16(b).

"Effective Time" has the meaning set forth in Section 1.2(a).

"Employee Carve-Out Plan" has the meaning set forth in Section 2.3.

"Encumbrance" means any charge, claim, mortgage, servitude, easement, right of way, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, right of first refusal against, restriction (other than any restriction on transferability imposed by federal or state securities Laws) or other encumbrance of any kind or nature whatsoever (whether absolute or contingent).

"Environmental Law" means any Law in existence and in effect as of the Closing Date relating to the pollution or protection of the environment or natural resources, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of Hazardous Substances, (b) air, water and noise pollution, (c) groundwater and soil contamination, (d) the release or threatened release into the environment of Hazardous Substances, including emissions, discharges, injections, spills, escapes or dumping of Hazardous Substances, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Hazardous Substances, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles in each case to the extent relating to the manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Hazardous Substances, and (g) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species, from environmental hazards.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any other Person that, together with the Company, would be treated as a single employer under Section 414 of the Code.

"Escrow and Exchange Agent" has the meaning set forth in Section 1.2(c).

"Escrow Agreement" has the meaning set forth in Section 1.2(c).

"Estimated Closing Balance Sheet" has the meaning set forth in Section 2.7(a).

"Estimated Closing Balance Sheet Certificate" has the meaning set forth in Section 2.7(a).

"Estimated Closing Expenses" has the meaning set forth in Section 2.7(b).

"Estimated Closing Indebtedness" has the meaning set forth in Section 2.7(b).

"Estimated Closing Working Capital" has the meaning set forth in Section 2.7(b).

"Exchange Agent Agreement" has the meaning set forth in Section 1.2(c).

"Exchange Fund" has the meaning set forth in Section 1.2(c).

"Export Approvals" has the meaning set forth in Section 3.26(a).

"FCPA" has the meaning set forth in Section 3.19(d).

"Final Closing Expenses" has the meaning set forth in Section 2.8a).

"Final Closing Indebtedness" has the meaning set forth in Section 2.8(a).

"Final Closing Working Capital" has the meaning set forth in Section 2.8(a).

"Final Merger Consideration Allocation Schedule" has the meaning set forth in Section 2.4(a).

"Financial Statements" has the meaning set forth in Section 3.5.

"GAAP" means generally accepted accounting principles for financial reporting in the United States, as in effect as of the date of this Agreement.

"Governmental Authority" means any (a) federal, state, local, municipal, foreign or other government (or agency thereof), (b) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (c) multinational organization or (d) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

"Governmental Authorization" means any approval, consent, ratification, waiver, license, permit, registration or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

"Harmful Code" means any computer code or other mechanism of any kind designed to disrupt, disable or harm in any manner the operation of any Software or hardware or other business processes or to misuse, gain unauthorized access to or misappropriate any business or personal information, including worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause Software or information to be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command.

"Hazardous Substance" means pollutants, contaminants and toxic, caustic, radioactive and hazardous materials, substances and wastes regulated under any Environmental Laws because their hazardous or deleterious properties or characteristics, including petroleum or petroleum distillates, friable asbestos, and polychlorinated biphenyls.

"Holdback Amount" has the meaning set forth in Section 2.1(a).

"Holdback Fund" has the meaning set forth in Section 1.2(c).

"HSR Act" has the meaning set forth in Section 5.3(b).

"Improvements" has the meaning set forth in Section 3.12(d).

"Indebtedness" means, with respect to any Person, without duplication, (a) all obligations of the Company for borrowed money; (b) all obligations of the Company evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by the Company, whether or not the obligation secured thereby has been assumed; (d) all guaranties by the Company of obligations of others for borrowed money; and (e) all obligations, contingent or otherwise, of the Company as an account party in respect of letters of credit and letters of guaranty, in each case solely to the extent drawn.

"Indemnification Period" has the meaning set forth in Section 9.5.

"Indemnified Party" has the meaning set forth in Section 9.3(a).

"Indemnifying Party" has the meaning set forth in Section 9.3(a).

"Independent Accounting Firm" has the meaning set forth in Section 2.8(d).

"Intellectual Property" means all of the following anywhere in the world and all legal rights, title, or interest in the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals:

(1)   all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part and inventors' certificates ("Patents");

(2)   all copyrights, copyright registrations and copyright applications, works of authorship, copyrightable works, and all other corresponding rights ("Copyrights");

(3)   all mask works, mask work registrations and mask work applications, and all other rights relating to semiconductor design and topography ("Mask Works");

(4)   all industrial designs, industrial models, utility models, certificates of invention and other indices of invention ownership, and any related registrations and applications;

(5) all trade dress and trade names, logos, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin, and all goodwill associated with any of the foregoing ("Trademarks");

(6) Domain names and uniform resource locators ("Domain Names");

(7) all inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, discoveries, invention notebooks, file histories, know how, technology, improvements, technical data, trade and industrial secrets, confidential business information, manufacturing, production and other processes and techniques, devices, prototypes, schematics, breadboards, printed circuit boards, verilog files, reports, hardware development and other tools, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer, distributor, reseller and supplier lists and information, correspondence, records, all other documentation, and other proprietary information of every kind ("Trade Secrets");

(8) all computer software including all source code, object or executable code, firmware, software compilations, software implementations of algorithms, software tool sets, compilers, software models and methodologies, development tools, files, records, technical drawings, programmer comments and annotations, and data relating to the foregoing ("Software");

(9) all databases and data collections and all rights in the same;

(10) all rights of paternity, integrity, disclosure, and withdrawal, and any other rights that may be known or referred to as "moral rights," in any of the foregoing;

(11) any rights analogous to those set forth in the preceding clauses and any other proprietary rights relating to intangible property;

(12) all tangible embodiments of any of the foregoing, in any form and in any media;

(13) all versions, releases, upgrades, derivatives, enhancements and improvements of any of the foregoing; and

(14) all statutory, contractual and other claims, demands, remedies and causes of action for royalties, fees, or other income from, or infringement, misappropriation or violation of, any of the foregoing, and all of the proceeds from the foregoing that are accrued and unpaid as of, and/or accruing before or after, the date of this Agreement.

"Interim Balance Sheet" has the meaning set forth in Section 3.5.

"Internally Used Shrinkwrap Software" means Software licensed to the Company under generally available retail shrinkwrap or clickwrap licenses and used in the Company's business, but not incorporated into Software, products or services licensed or sold, or anticipated to be licensed or sold, by the Company to customers or otherwise resold or distributed by the Company.

"IRS" means the Internal Revenue Service and, to the extent relevant, the Department of Treasury.

"Judgment" means any order, injunction, judgment, decree, final ruling, final assessment or arbitration award of any Governmental Authority or arbitrator.

"Knowledge" of a party means: (a) with respect to the Company, the actual knowledge of the individuals listed on Exhibit K; and (b) with respect to the Purchaser, the actual knowledge of its Chief Executive Officer, Chief Financial Officer and Associate General Counsel.

"Law" means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance, code or binding case law.

"Leased Real Property" has the meaning set forth in Section 3.12(b).

"Liability" includes liabilities, debts or other monetary obligations, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP.

"Limited License" has the meaning set forth in Section 3.13(n).

"Loss" means any loss, Judgment, damage, fine, penalty, expense (including reasonable attorneys' or other professional fees and expenses and court costs), injury, Liability, Tax, Encumbrance or other cost or expense, whether or not involving the claim of another Person.

"Material Adverse Change" means a change which would have a Material Adverse Effect.

A violation, circumstance, change, effect or other matter is deemed to have a "Material Adverse Effect" on (a) the Purchaser, if such violation, circumstance, change, effect or other matter has had, or would reasonably be expected to have, a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or on the ability of the Purchaser to consummate the transaction contemplated thereby, or (b) the Company, if such violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has had, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise) of the business, assets (including intangible assets) and liabilities (taken as a whole), results of operations or financial performance of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed, either alone, or in combination, to constitute a Material Adverse Effect on the Company: any change, circumstance, event or effect resulting from or arising out of (i) the public announcement of the entering into of this Agreement or the pendency of the transactions contemplated hereby, (ii) general economic conditions, including prevailing interest rates, (iii) general conditions in the industry or market in which the Company operates, (iv) any change or development in any Law applicable to the Company or the enforcement thereof, (v) any natural disaster or any act of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening of such action or war and (vi) any action required to be taken pursuant to or in accordance with this Agreement unless, solely in the case of the foregoing clauses (ii) - (v), such changes, circumstances, events or effects referred to therein materially and disproportionately impact the Company relative to the industry or market in which the Company operates or (vii) any matter disclosed on Section 3.28 of the Company Disclosure Schedule.

"Material Contracts" has the meaning set forth in Section 3.14(a).

"Merger" has the meaning set forth in Section 1.1.

"Merger Consideration" has the meaning set forth in Section 2.1(a).

"Merger Sub" has the meaning set forth in the introductory paragraph.

"Multiemployer Plan" has the meaning set forth in Section 3.16(c).

"Multiple Employer Plan" has the meaning set forth in Section 3.16(c).

"Net Merger Consideration" has the meaning set forth in Section 2.1(a).

"Noncontrolling Party" has the meaning set forth in Section 9.4(c).

"Notification Update" has the meaning set forth in Section 5.4(a).

"Objection Notice" has the meaning set forth in Section 9.3(b).

"Options" has the meaning set forth in Section 3.4.

"Outstanding Company Shares" has the meaning set forth in Section 2.1(a).

"Owned Intellectual Property" means all Intellectual Property owned by the Company, including those items set forth in Section 3.13(a)(i) of the Company Disclosure Schedule.

"Pension Plan" has the meaning set forth in Section 3.16(b).

"Per Share Holdback Amount" has the meaning set forth in Section 2.1(a).

"Permitted Encumbrances" means (i) statutory liens of landlords', mechanics', materialmens', workmens', warehousemens' and other similar Persons arising or incurred in the ordinary course of business and for amounts which are not delinquent and which would not, individually, have a Material Adverse Change, (ii) easements, rights-of-way, restrictions and other similar charges and encumbrances of record not interfering materially with the ordinary conduct of the business or detracting materially from the use, occupancy, value or marketability of title of the assets subject thereto, (iii) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith, (iv) purchase money liens securing rental payments under capital lease arrangements, (v) liens identified on title policies or preliminary title reports or other documents or writings included in the public records, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business under standard industry terms, (vii) applicable Law, (viii) liens granted to any lender at the Closing in connection with any financing by Purchaser or Merger Sub of the transactions contemplated hereby and (ix) Permitted Real Property Encumbrances.

"Permitted Real Property Encumbrances" means with respect to each parcel of Leased Real Property (a) real estate Taxes imposed which are not due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings; (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Leased Real Property incurred in the ordinary course of business for amounts which are not delinquent and which would not, individually or in the aggregate, have a Material Adverse Effect on the Company or which are contested by appropriate proceedings; (c) zoning, building codes and other land use Laws regulating the use or occupancy of such Leased Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Leased Real Property and which are not violated by the current use or occupancy of such Leased Real Property or the operation of the business by the Company or any violation of which would not have a Material Adverse Effect on the Company; (d) liens which have otherwise been imposed on such property by the landlord; and (e) easements, covenants, conditions, restrictions and other similar matters affecting title to such Leased Real Property which do not materially impair the use or occupancy of such Leased Real Property or the operation of the business by the Company.

"Person" means an individual or an entity, including a corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity, or any Governmental Authority.

"Preliminary Merger Consideration Allocation Schedule" has the meaning set forth in Section 2.4(a).

"Proceeding" means any action, arbitration, audit, examination, external investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

"Products" means (i) all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and any of its Subsidiaries; and/or (ii) all Services.

"Purchaser" has the meaning set forth in the introductory paragraph.

"Purchaser Indemnified Party" has the meaning set forth in Section 9.1.

"Qualified Plan" has the meaning set forth in Section 3.16(b).

"Requisite Stockholder Approval" has the meaning set forth in Section 3.2.

"Registered Intellectual Property" means Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by any Governmental Authority or non-governmental registrar (whether provisional, supplemental, or otherwise), anywhere in the world.

"Securityholder" means the Stockholders, the holder of Options and the holders of Warrants.

"Settlement Date" has the meaning set forth in Section 9.3(g).

"Specified Representations" means Sections 3.1 through 3.4 (it being understood and agreed that the word "material" will not be disregarded when reading the term "Material Contract" in Section 3.3(a)(ii) hereof).

"Stockholder" means any holder of Company Capital Stock.

"Stockholder Materials" has the meaning set forth in Section 5.8.

"Stockholder Representative" has the meaning set forth in the introductory paragraph.

"Stockholder Rep Expense Fund" has the meaning set forth in Section 11.1(e).

"Stock Option Plan" means the Company's 2005 Stock Purchase and Option Plan.

"Straddle Period" means any taxable year or period beginning before and ending after the Closing Date.

"Subsidiary" means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries. When used in this Agreement without reference to a particular Person, "Subsidiary" means a Subsidiary of the Company.

"Surviving Corporation" has the meaning set forth in Section 1.1.

"Target Working Capital" means an amount equal to $9,000,000.

"Tax" means (a) any federal, state, local, foreign and other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental (including taxes under Section 59A of the Code), capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee's income withholding, other withholding, unemployment and social security or other tax of whatever kind (including any fee, assessment and other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute and (c) any items described in this paragraph that are attributable to another Person but that the Company is liable to pay by Law, by Contract or otherwise, whether or not disputed.

"Tax Return" means any report, return, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Third Party Intellectual Property" has the meaning set forth in Section 3.13(b).

"Title IV Plan" has the meaning set forth in Section 3.16(c).

"Transmittal Documentation" has the meaning set forth in Section 2.4(a).

"Transmittal Letter" has the meaning set forth in Section 2.4(a).

"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local Law.